SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

FOURTH QUARTER OF 2014

RESULTS

Rio de Janeiro – April 22, 2015 - (A free translation from the original in Portuguese).

Petrobras announces today its audited consolidated results for 4Q-2014 and the full year 2014, stated in millions of Reais, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB. In addition, the Company has published today its consolidated interim financial statements for 3Q-2014 and the nine-month period ended September 30, 2014 reviewed by the Company’s independent auditors. Those interim financial statements, and the information in this release about the Company´s 3Q-2014 results, supersede the unreviewed information in Reais that the Company published on January 28, 2015.

The R$ 21,587 million loss in 2014 resulted from impairment charges in the amount of R$ 44,636 million. Write-offs of overpayments incorrectly capitalized in the amount of R$ 6,194 million were recognized in the 3Q-2014 related to the payment scheme uncovered by the investigations of the “Lava Jato (Car Wash) Operation” (referred to below as write-offs of overpayments incorrectly capitalized).

Key events

R$ million

Jan-Dec
2014	2013	2014 x 2013 (%)		4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013

(21,587)	23,570	(192)	Consolidated net income (loss) attributable to the shareholders of Petrobras	(26,600)	(5,339)	(398)	6,281
2,669	2,539	5	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,799	2,746	2	2,534
59,140	62,967	(6)	Adjusted EBITDA	20,057	8,488	136	15,553

 The Company reported a R$ 26,600 million loss in the 4Q-2014, due mainly to the following key events:

•       Pre-tax impairment charges of R$ 44,345 million (R$ 32,089 million after taxes), mainly related to the following assets:

i)       domestic refineries (R$ 30,976 million), resulting from testing the second refining unit of Refinaria Abreu e Lima (RNEST) and Complexo Petroquímico do Rio de Janeiro (COMPERJ) individually for impairment purposes, due to the postponement of these projects for an extended period of time as a result of the Company’s measures to preserve cash and of the implications to the Company’s suppliers of the “Lava Jato” investigation. The impairment charges are mainly attributable to project planning deficiencies, to the use of a higher discount rate (which included a risk premium related to the stand-alone view of the assets), to the impact of a delay in expected cash inflows and lower projected economic growth;

ii)      assets related to exploration and production of crude oil and natural gas (R$ 10,002 million) attributable to lower international crude oil prices; and

iii)     petrochemical assets (R$ 2,978 million) as a result of decreased demand and lower margins.

In addition, the Company had the following key events for the 4Q-2014:

•       Diesel (5%) and gasoline (3%) price increases on November 7, 2014.

•       Higher domestic crude oil and NGL production (a 3% increase, 60 thousand barrels/day) due to the ramp-up of P-55, P-62 and P-58 platforms and the ramp-up of FPSOs Cidade de São Paulo and Cidade de Paraty, as well as the production start-up of FPSOs Cidade de Mangaratiba and Cidade de Ilhabela. The Company reached a crude oil production monthly record level of 666 thousand barrels per day at the pre-salt layer in December 2014.

•       A R$ 3,286 million gain on the disposal of the Company’s interest in Petrobras Energia Peru S/A, with a R$ 6,691 million increase in cash and cash equivalents.

When compared to the financial statements published on January 28, 2015, which reported a R$ 3,087 million net income, 3Q-2014 financial statements report a R$ 5,339 million loss attributable to the shareholders of Petrobras, resulting from the write-off of overpayments incorrectly capitalized (R$ 6,194 million) and from an increase in the allowance for impairment of trade receivables from the electricity sector (R$ 1,602 million, after taxes). Restated information about the 3Q-2014 and the nine-month period ended September 30, 2014 is set out in “Additional Information”.

Comments from the CEO	Page 2
Note about “Lava Jato Operation”	Page 3
Financial and Operating Highlights	Page 7
Appendix	Page 28
Additional Information of the 3Q-2014	Page 32

Comments from the CEO

Mr. Aldemir Bendine

Dear Shareholders and Investors,

Petrobras has overcome an important obstacle by publishing its 2014 audited financial statements, following a collective effort that highlights our ability to meet challenges under adverse circumstances. This experience has given me even more confidence to address the strategic issues that we face in pursuing the Company’s business plan in an efficient manner that creates value for the Company.

We have developed a methodology to estimate the overpayments incorrectly capitalized related to the payment scheme uncovered by the investigations of the “Lava Jato (Car Wash) Operation.” The write-offs related to those incorrectly capitalized overpayments were recognized in the third quarter 2014.

In addition, changes in Petrobras’ business context, including the decline in oil prices, the appreciation of the U.S. Dollar and the need to reduce our level of indebtedness, have prompted a review of the Company´s future prospects and ultimately led to the reduction in the pace of the Company’s capital expenditures.

As a result, the Company has decided to postpone the completion of some of the assets and projects in its 2014-2018 Business and Management Plan. The postponement of those projects had an impact on our impairment tests, and we recognized impairment charges in the fourth quarter of 2014.

Now that we have published our financial statements, we will turn our focus to our medium and long-term challenges. We are developing a new business plan, in which we will include financial assumptions that reflect current oil industry conditions.

We are revising our capital expenditure plans to prioritize oil and gas exploration and production activities, which is our most profitable business segment. We are focusing on building a sustainable business plan from a cash flow perspective, considering potential effects on our supply chain and, consequently, on our production curve.

I would like to conclude this message by emphasizing my strong belief that Petrobras is and will remain a profitable and efficient Company, which has made substantial improvements in its corporate governance and increased its dedication to generating returns for its shareholders and investors.

Aldemir Bendine, CEO.

NOTE ABOUT “LAVA JATO OPERATION”

The note below provides a general summary of the Lava Jato (Car Wash) operation and its impact on the Company. For a more detailed description, see Note 3 of the Company´s audited consolidated financial statements of the period ended December 31, 2014.

The “Lava Jato (Car Wash) Operation” and its effects on the Company

In the third quarter of 2014, the Company wrote off R$ 6,194 million of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years.

According to testimony from Brazilian criminal investigations that became available beginning October 2014, senior Petrobras personnel conspired with contractors, suppliers and others from 2004 through April 2012 to establish and implement an illegal cartel that systematically overcharged the Company in connection with the acquisition of property, plant and equipment. Two Petrobras executive officers (diretores) and one executive manager were involved in this payment scheme, none of whom has been affiliated with the Company since April 2012; they are referred to below as the “former Petrobras personnel.”  The overpayments were used to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the payment scheme.  The Company itself did not make the improper payments, which were made by the contractors and suppliers and by intermediaries acting on behalf of the contractors and suppliers.

Petrobras believes that the amounts it overpaid pursuant to this payment scheme should not have been included in historical costs of its property, plant and equipment.  However, Petrobras cannot specifically identify either the individual contractual payments that include overcharges or the reporting periods in which overpayments occurred.  As a result, Petrobras developed a methodology to estimate the aggregate amount that it overpaid under the payment scheme, in order to determine the amount of the write-off representing the overstatement of its assets resulting from overpayments used to fund improper payments.

Background

Over the course of 2014, the investigations of the Lava Jato Operation, led by the Brazilian Federal Prosecutor’s Office, uncovered a broad payment scheme that involved a wide range of participants, including former Petrobras personnel. Based on the information available to Petrobras, the payment scheme involved a group of 27 companies that, between 2004 and April 2012, colluded to obtain contracts with Petrobras, overcharge the Company under those contracts and use the overpayment received under the contracts to fund improper payments to political parties, elected officials or other public officials, individual contractor personnel, former Petrobras personnel and other individuals involved in the scheme. Petrobras refers to this scheme as the “payment scheme” and to the companies involved in the scheme as “cartel members.” In addition to the payment scheme, the investigation pointed out specific cases where other companies also charged additional costs and allegedly used these values to fund payments to certain former employees of Petrobras, including a former director of the International area. These companies are not members of the cartel and acted individually.

As announced on January 28, 2015, the Company considered whether it could develop a surrogate or proxy to quantify the errors to be corrected. The proposed proxy would involve determining the fair value of each affected asset and estimating the amount of overcharges by contractors and suppliers as being the difference between the fair value of each affected asset and its carrying amount.

The difference between fair value and carrying amount would conceptually be attributed to improper payments. However, after the difference was measured, the Company concluded that the shortfall between the fair value and the carrying amount of the assets was significantly larger than any reasonable estimate of the improper payments uncovered in the context of the Lava Jato investigation. Fair value shortfalls originate not primarily from improper payments, but from different sources (both related to the method of measuring the fair value and to changes in the business context), including: the fair value of the assets was measured on a stand-alone basis and did not consider value that would be added to the assets when used in an integrated manner; the discount rate used by the appraisers considered a risk premium related to the acquisition of a single asset by a third party inside a market highly concentrated in a single large-scale player (Petrobras); changes in economic and financial variables (exchange rate, discount rate, risk metrics and cost of capital); changes in estimates of prices and margins of inputs; changes in projections of prices, margins and demand for products sold in light of recent changes in market conditions; changes in equipment and input prices, wages and other correlated costs; the impact of local content requirements; and project planning deficiencies (especially in the Engineering and Downstream areas).

Therefore, the Company concluded that using the fair value as a surrogate or proxy to adjust its property, plant and equipment would not have been appropriate.

Approach adopted by the Company to adjust its property, plant and equipment for overpayments

The information available to the Company is generally consistent with respect to the existence of the payment scheme, the companies involved in the payment scheme, the former Petrobras personnel involved in the payment scheme, the period during which the payment scheme was in effect, and the maximum amounts involved in the payment scheme relative to the contract values of affected contracts.

As it is impracticable to identify specific periods and amounts for the overpayments by the Company, the Company considered all the information available (as described above) to quantify the impact of the payment scheme.

1.        Identify contractual counterparties: the Company listed all the companies identified in public testimony, and using that information the Company identified all of the contractors and suppliers that were either so identified or were consortia including entities so identified.

2.        Identify the period: the Company concluded from the testimony that the payment scheme was operating from 2004 through April 2012.

3.        Identify contracts: the Company identified all contracts entered into with the counterparties identified in step 1 during the period identified in step 2, which included supplemental contracts when the original contract was entered into between 2004 and April 2012.  It has identified all of the property, plant and equipment related to those contracts.

4.        Identify payments: the Company calculated the total contract values under the contracts identified in step 3.

5.        Apply a fixed percentage to the total contract values: the Company estimated the aggregate overpayment by applying a percentage indicated in the depositions (3%) to the total amounts for identified contracts.

For overpayments attributable to non-cartel members, unrelated to the payment scheme, the Company included in the write-off for incorrectly capitalized overpayments the specific amounts of improper payments or percentages of contract values, as described in the testimony, which were used by those suppliers and contractors to fund improper payments.

Along with the write-off to reduce the carrying amount of specified property, plant and equipment, the impact in the current period includes write-offs of tax credits (VAT and correlated taxes) and a provision for credits applied in prior periods with respect to property, plant and equipment that has been written-down, as well as the reversal of depreciation of affected assets beginning on the date they started operating.

As previously discussed, the testimony does not provide sufficient information to allow the Company to determine the specific period during which the Company made specific overpayments. Accordingly, the write-off of overpayments incorrectly capitalized was recognized in the third quarter of 2014, because it is impracticable to determine the period-specific effect in each prior period. The Company believes this approach is the most appropriate pursuant to the requirements of IFRS for the correction of an error.

The Company has not recovered and cannot reliably estimate any recoverable amounts at this point. Any amounts ultimately recovered would be recorded as income when received (or when their realization becomes virtually certain).

As previously mentioned, Petrobras believes that the amounts it overpaid pursuant to the payment scheme should not have been included in the historical cost of the property, plant and equipment. Therefore, under Brazilian tax legislation, this write-off is considered a loss resulting from unlawful activity and subject to the evolution of the investigations in order to establish the actual extent of the losses before they can be deducted from an income tax perspective.

As a result, at September 30, 2014, it is not possible for the Company to estimate the amounts that will ultimately be considered deductible or the timing for the deduction. Accordingly no deferred tax assets were recognized for the writte-off of overpayments incorrectly capitalized.

Petrobras believes that this methodology produces the best estimate for the aggregate overstatement of its property, plant and equipment resulting from the payment scheme, in the sense that it represents the upper bound of the range of reasonable estimates.

The Company carefully considered all available information and, as discussed above, does not expect that new developments in the investigations by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by new internal commissions set up (or a review of the results of previous internal investigations) could materially impact or change the methodology described above. Notwithstanding this expectation, the Company will continuously monitor the investigations for additional information and will review its potential impact on the adjustment.

The total impact of the adjustments by business area, in millions of Reais, is set out below.

	Consolidated
“Write-off – overpayments incorrectly capitalized”	E&P	RTM	GAS & POWER	DISTRIB.	INTER.	CORP.	TOTAL

Payment scheme:
Total contract amounts (*)	62,679	110,867	21,233	757	752	3,322	199,610
Estimated aggregate overpayments (3%)	1,880	3,326	637	23	23	99	5,988
Unrelated payments (outside the cartel)	139	1	10	−	−	−	150
	2,019	3,327	647	23	23	99	6,138
Reversal of depreciation of the affected assets	(87)	(198)	(52)	−	−	(9)	(346)
Impact on property, plant and equipment	1,932	3,129	595	23	23	90	5,792
Write-down of tax credits related to affected assets (**)	37	298	57	−	−	10	402
Write-off – overpayments incorrectly capitalized	1,969	3,427	652	23	23	100	6,194

(*) Of this amount, R$ 44,115 million represents amounts scheduled to be paid after September 30, 2014.
(**) Write-down of tax credits that will not be applicable in the future.

The Company’s response to the facts uncovered in the investigation

While the internal and external investigations are ongoing, the Company is taking the necessary procedural steps with Brazilian authorities to seek compensation for the damages it has suffered, including those related to its reputation. To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds. The proceedings will also include civil proceedings against cartel members, which Petrobras would have the right to join as a plaintiff, and it expects to do so.  The civil proceedings typically result in three types of relief:  effective damages, civil fines and moral damages.  Petrobras would be entitled to any effective damages and possibly civil fines.  Moral damages would typically be contributed to a federal fund, although Petrobras may seek to obtain moral damages once it joins the proceedings as a plaintiff.

Petrobras does not tolerate corruption or any illegal business practices of its contractors or suppliers or the involvement of its employees in such practices, and it has therefore undertaken the following initiatives in furtherance of the investigation of irregularities involving its business activities and to improve its corporate governance system:

•         The Company has established several Internal Investigative Committees (Comissões Internas de Apuração – CIA) to investigate instances of non-compliance with corporate rules, procedures or regulations. We have provided the findings of the internal commissions that have been concluded to Brazilian authorities.

•         On October 24 and 25, 2014, the Company engaged two independent law firms, U.S. firm Gibson, Dunn & Crutcher LLP and Brazilian firm Trench, Rossi e Watanabe Advogados, to conduct an independent internal investigation.

•         The Company has been cooperating fully with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Brazilian Judiciary, and other Brazilian authorities (the Federal Audit Court – Tribunal de Contas da União – TCU, and the Federal General Controller – Controladoria Geral da União – CGU).

•         The Company has established committees to analyze the application of sanctions against contractors and suppliers, and imposed a provisional ban on contracting with the cartel members (and entities related to them) mentioned in the testimony that has been made public.

•         The Company has developed and implemented measures to improve corporate governance, risk management and control, which are documented in standards and minutes of management meetings that establish procedures, methods, responsibilities and other guidelines to integrate such measures into the Company’s practices.

•         The Company has created a position of Governance, Risk and Compliance Officer, with the aim of supporting the Company’s compliance programs and mitigating risks in its activities, including fraud and corruption. The new Officer participates in the decisions of the Executive Board, and any matter submitted to the Executive Board for approval must previously be approved by this Officer as they relate to governance, risk and compliance.

•         On January 13, 2015 the Board of Directors appointed Mr. João Adalberto Elek Junior to the position of Governance, Risk and Compliance Officer. Mr. João Adalberto Elek Junior took office on January 19, 2015. He will serve a three-year term, which may be renewable, and may only be removed by a vote of the Board of Directors, including the vote of at least one Board Member elected by the non-controlling shareholders or by the preferred shareholders.

•         A Special Committee was formed to act independently and to serve as a reporting line to the Board of Directors for the firms conducting the independent internal investigation. The Special Committee is composed of Ellen Gracie Northfleet, retired Chief Justice of the Brazilian Supreme Court (as chair of the Committee), Andreas Pohlmann, Chief Compliance Officer of Siemens AG from 2007 to 2010, and the executive officer of Governance, Risk and Compliance, João Adalberto Elek Junior.

FINANCIAL AND OPERATING HIGHLIGHTS

Main Items and Consolidated Economic Indicators

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)

85,040	88,377	(4)	81,028	Sales revenues	337,260	304,890	11
22,015	20,441	8	16,583	Gross profit	80,437	69,895	15
(32,826)	(4,921)	(567)	7,036	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(21,322)	34,364	(162)
(1,814)	(972)	(87)	(3,021)	Net finance income (expense)	(3,900)	(6,202)	37
(26,600)	(5,339)	(398)	6,281	Consolidated net income (loss) attributable to the shareholders of Petrobras	(21,587)	23,570	(192)
(2.04)	(0.41)	(398)	0.48	Basic and diluted earnings (losses) per share [1]	(1.65)	1.81	(191)
127,506	229,723	(44)	214,688	Market capitalization (Parent Company)	127,506	214,688	(41)

26	23	3	20	Gross margin (%)	24	23	1
(39)	1	(40)	9	Operating margin (%) [2]	(4)	11	(15)
(31)	(6)	(25)	8	Net margin (%)	(6)	8	(14)
20,057	8,488	136	15,553	Adjusted EBITDA [3]	59,140	62,967	(6)

				Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes by business segment
4,055	13,405	(70)	17,845	. Exploration & Production	50,172	64,415	(22)
(32,185)	(11,840)	(172)	(8,213)	. Refining, Transportation and Marketing	(57,361)	(26,842)	(114)
459	(3,538)	113	(332)	. Gas & Power	(1,644)	1,344	(222)
(57)	(67)	15	(44)	. Biofuel	(262)	(315)	17
669	(295)	327	558	. Distribution	1,868	2,814	(34)
(2,776)	(18)	-	264	. International	(1,688)	3,891	(143)
(4,478)	(3,586)	(25)	(2,513)	. Corporate	(14,139)	(10,615)	(33)

24,598	21,043	17	35,153	Capital expenditures and investments	87,140	104,416	(17)

76.27	101.85	(25)	109.27	Brent crude (US$/bbl)	98.99	108.66	(9)
2.54	2.27	12	2.27	Average commercial selling rate for U.S. dollar	2.35	2.16	9
2.66	2.45	8	2.34	Period-end commercial selling rate for U.S. dollar	2.66	2.34	13
8.4	11.3	(3)	5.0	Variation of the period-end commercial selling rate for U.S. dollar (%)	13.4	14.6	(1)
11.22	10.90	−	9.52	Selic interest rate - average (%)	10.86	8.19	3

				Average price indicators
228.81	224.52	2	215.33	Domestic basic oil products price (R$/bbl)	226.52	209.17	8
				Domestic Sales Price
66.49	90.73	(27)	96.92	. Crude oil (U.S. dollars/bbl) [4]	87.84	98.19	(11)
45.54	49.28	(8)	45.08	. Natural gas (U.S. dollars/bbl)	47.93	47.68	1
				International Sales Price
73.66	84.05	(12)	86.43	. Crude oil (U.S. dollars/bbl)	82.93	89.86	(8)
22.26	19.16	16	21.70	. Natural gas (U.S. dollars/bbl)	21.18	21.08	−

1 Basic and diluted earnings (losses) per share calculated based on the weighted average number of shares.

2 Operating margin calculated based on net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes, excluding write-offs of overpayments incorrectly capitalized.

3 EBITDA + share of earnings in equity-accounted investments, impairment and write-offs of overpayments incorrectly capitalized.

4 Average between the exports prices and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

2014 x 2013 Results:

Gross Profit

Gross profit increased by 15% (R$ 10,542 million), mainly due to:

➢ Sales revenues of R$ 337,260 million, 11% higher, when compared to 2013, resulting from:

•   Higher oil product prices in the domestic market attributable to diesel and gasoline price increases and to the impact of foreign currency depreciation (9%) on the price (in reais) of oil products that are adjusted to reflect international prices, as well as higher electricity and natural gas prices; and

•   A 3% increase in the domestic demand for oil products, mainly diesel (2%), gasoline (5%) and fuel oil (21%), and an increase in crude oil export volumes (12%), partially offset by a decrease in oil product export volumes (15%).

➢ Cost of sales of R$ 256,823 million, 9% higher when compared to 2013, due to:

•   Higher import costs and production taxes attributable to foreign currency depreciation;

•   Domestic oil products sales volumes were 3% higher and increased LNG import volumes to meet the demand; and

•   Higher electricity costs due to an increase in the electricity prices in the spot market.

Net loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes reached R$ 21,322 million in 2014, compared to a R$ 34,364 million net income of in 2013. This result reflects:

•         Impairment charges (R$ 44,636 million);

•         Write-offs of overpayments incorrectly capitalized (R$ 6,194 million);

•         Allowance for impairment of trade receivables from the isolated electricity sector (R$ 4,511 million);

•         Write-off of the capitalized costs of Premium I and Premium II refineries (R$ 2,825 million);

•         The impact of the Company’s Voluntary Separation Incentive Plan - PIDV (R$ 2,443 million);

•         A review of the Company’s estimates of decommissioning costs (R$ 1,128 million);

•         Write-off of E&P areas returned to the Brazilian Agency of Petroleum, Natural Gas and Biofuelds - ANP (R$ 610 million); and

•         The review of the Company’s pension and medical benefit obligations (R$ 505 million).

These effects were partially offset by a higher gross profit.

Net finance expense

Net finance expense of R$ 3,900 million, R$ 2,302 million lower when compared to 2013, resulting from:

•         A decrease in foreign exchange variation charges on lower net liabilities in U.S. dollar;

•         Foreign exchange gain attributable to the appreciation of the U.S. dollar compared to other currencies, mainly against the Euro;

•         Inflation indexation gains on a contingent asset with respect to undue taxes paid on finance income – PIS and COFINS from February 1999 to December 2002; and

•         Inflation indexation on debt confession agreements related to receivables of electricity sector.

Those effects were partially offset by higher interest expenses resulting from an increase in the Company’s finance debt.

Net loss attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras reached R$ 21,587 million in 2014, resulting mainly from impairment charges in refining, exploration and production of oil and natural gas and petrochemical assets.

FINANCIAL AND OPERATING HIGHLIGHTS

RESULTS OF OPERATIONS

4Q-2014 x 3Q-2014 Results:

Gross Profit

Gross profit increased 8% (R$ 1,574 million), mainly due to:

➢ Sales revenues of R$ 85,040 million, 4% lower as a result of:

•         Decreased crude oil export volumes and average prices resulting, respectively, from a higher domestic crude oil processing in the domestic refineries and lower international oil prices; and

•         Lower domestic oil product demand (mainly diesel).

              Those effects were partially offset by diesel (5%) and gasoline (3%) price increases on November 7, 2014.

➢ Costs of sales of R$ 63,025 million, 7% lower when compared to the 3Q-2014, due to lower domestic oil product sales volumes, as well as to a decrease in crude oil import costs and production taxes, resulting from a decrease in international prices.

Net loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes

Net loss before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes of R$ 32,826 million resulted from:

•         Impairment charge of R$ 44,345 million, mainly on refining assets, exploration and production of crude oil and natural gas and petrochemical assets.

This effect was partially offset by:

•         Gain on the disposal of the Company’s interest in Petrobras Energia Peru S/A (R$ 3,286 million) ;

•         Lower allowance for impairment of trade receivables from the electricity sector (R$ 3,003 million); and

•         Higher gross profit.

In addition, a R$ 6,194 million write-off of overpayments incorrectly capitalized was recognized in the 3Q-2014 along with a R$ 2,707 million write-off of the capitalized costs of Premium I and Premium II refineries.

Net finance expense

Net finance expense of R$ 1,814 million was R$ 842 million higher than in the 3Q-2014, resulting from a exchange variation losses on decreased net liabilities in Euro, due to a 3.8% appreciation of the U.S. dollar against the Euro in the 4Q-2014 compared to a 7.7% appreciation in the 3Q-2014. Those effects were partially offset by a foreign exchange variation gain attributable to a lower 8.4% depreciation of the Real against the U.S. Dollar on net liabilities in U.S. Dollars (compared to a 11.3% depreciation in the 3Q-2014).

Net loss attributable to the shareholders of Petrobras

Net loss attributable to the shareholders of Petrobras was R$ 26,600 million, resulting mainly from impairment charges in refining, exploration and production of oil and natural gas and petrochemical assets.

FINANCIAL AND OPERATING HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company. Our results by business segment include transactions carried out with third parties, transactions between companies of Petrobras’s  Group and transfers between Petrobras’s business segments that are calculated using internal transfer prices defined through methodologies based on market parameters.

EXPLORATION & PRODUCTION

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Net Income	2014	2013	2014 x 2013 (%)
2,672	8,145	(67)	11,733		32,264	42,213	(24)

(4Q-2014 x 3Q-2014): The lower net income was due to a decrease in crude oil sales/transfer prices resulting from lower international prices and to impairment charges. These effects were partially offset by an increase in crude oil and NGL production (3%), by the impact of the depreciation of the Real against the U.S. dollar on crude oil sales/transfer prices and by lower exploration costs (mainly write-offs of dry and/or sub-commercial wells).

The spread between the average domestic oil price (sale/transfer) and the average Brent price decreased from U.S.$ 11.12/bbl in the 3Q-2014 to U.S.$ 9.78/bbl in the 4Q-2014.

(2014 x 2013): The lower net income was due to impairment charges, to write-off of overpayments incorrectly capitalized, to the impact of the Company’s voluntary separation incentive plan (PIDV), to a review of the Company’s estimated decommissioning costs, to write-off of E&P areas returned to the ANP and to higher operating costs, such as equipment depreciation, equipment maintenance, interventions on wells, oil platform chartering, materials and increased employee compensation costs. These effects were partially offset by the higher crude oil and NGL production (5%). This net result in 2014, when compared to 2013, is further impacted by the fact that in 2013 we recognized a gain on the disposal of Parque das Conchas offshore project (BC-10).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$10.47/bbl in 2013 to US$ 11.15/bbl in 2014.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

2,150	2,090	3	1,960	Crude oil and NGLs	2,034	1,931	5
453	441	3	380	Natural gas [5]	426	389	10
2,603	2,531	3	2,340	Total	2,460	2,320	6

(4Q-2014 x 3Q-2014): The 3% increase in crude oil and NGL production is attributable to the ramp-up of P-55 (Roncador), P-62 (Roncador), P-58 (Parque das Baleias) and FPSOs Cidade de São Paulo (Sapinhoá) and Cidade de Paraty (Lula NE), as well as the production start-up of FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá). Natural gas production increased by 3% due to a higher production in FPSOs Cidade de São Paulo (Sapinhoá) and Cidade de Paraty (Lula NE), as well as the production start-up of FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá).

(2014 x 2013): Crude oil and NGL production increased by 5% in 2014 resulting from the start-up of platforms P-58 (Parque das Baleias) and P-62 (Roncador) and FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá), as well as from the ramp-up of P-63 (Papa-Terra), P-55 (Roncador) production systems, FPSO Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). The natural decline of certain fields partially offset these effects. The 10% increase in natural gas production is attributable to the production start-up of platforms P-58 (Parque das Baleias) and P-62 (Roncador) and of FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá), as well as the ramp-up of P-55 (Roncador).

(*) Not audited by independent auditor.

5 Does not include LNG. Includes gas reinjection.

FINANCIAL AND OPERATING HIGHLIGHTS

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Lifting Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

				U.S.$/barrel:
14.21	15.33	(7)	14.33	Excluding production taxes	14.57	14.76	(1)
25.72	31.37	(18)	33.10	Including production taxes	30.54	32.98	(7)

				R$/barrel:
36.12	35.18	3	32.66	Excluding production taxes	34.26	31.94	7
66.41	73.94	(10)	75.70	Including production taxes	72.04	71.66	1

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(4Q-2014 x 3Q-2014): Lifting cost excluding production taxes in U.S.$/barrel decreased by 7%. Excluding the impact of foreign exchange variation, it was flat in the period.

(2014 x 2013): Lifting cost excluding production taxes in U.S.$/barrel decreased by 1% in 2014, when compared to 2013. Excluding the impact of foreign exchange variation, it increased by 4% due to higher maintenance costs in platforms, higher engineering and subsea maintenance costs in the Campos Basin and to the start-up of the FPSOs Cidade de Mangaratiba (Iracema Sul) and Cidade de Ilhabela (Sapinhoá), which have higher costs per unit produced during the start-up period.

Lifting Cost - Including production taxes – U.S.$/barrel

(4Q-2014 x 3Q-2014): The 18% decrease in lifting cost including production taxes is attributable to a decrease in the average reference price for domestic crude oil in U.S. dollars (28%), which is used to calculate production taxes in Brazil, resulting from lower international crude oil prices.

(2014 x 2013): The 7% decrease in lifting cost including production taxes in 2014 when compared to 2013 is attributable to lower average reference price for domestic crude oil in U.S. dollars (a 10% decrease), which is used as parameter to calculate production taxes in Brazil, as a result of lower international crude oil prices in 2014 when compared to 2013.

(*) Not audited by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Net Income	2014	2013	2014 x 2013 (%)
(21,333)	(8,903)	(140)	(5,468)		(38,927)	(17,734)	(120)

(4Q-2014 x 3Q-2014): The higher net loss results from impairment charges, partially offset by an increase in diesel (5%) and gasoline (3%) prices on November 7, 2014 and by a decrease in crude oil acquisition/transfer costs due to lower international crude oil and oil product prices.

(2014 x 2013): Net losses were higher in 2014 when compared to 2013, as a result of impairment charges, write-off of overpayments incorrectly capitalized and of the write-off of capitalized costs in Premium I and Premium II refineries and from the impact of the Company’s Voluntary Separation Incentive Plan (PIDV). Those effects were partially offset by higher average oil product selling prices due to diesel and gasoline price increases in 2013 and 2014, and by an increase in oil product production (2%).

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

371	303	22	354	Crude oil imports	392	404	(3)
412	410	−	426	Oil product imports	413	389	6
783	713	10	780	Imports of crude oil and oil products	805	793	2
270	323	(16)	242	Crude oil exports [6]	232	207	12
123	168	(27)	160	Oil product exports	158	186	(15)
393	491	(20)	402	Exports of crude oil and oil products	390	393	(1)
(390)	(222)	(76)	(378)	Exports (imports) net of crude oil and oil products	(415)	(400)	(4)
2	5	(60)	2	Other exports	3	2	50

(4Q-2014 x 3Q-2014): Higher crude oil imports due to the fact that the 3Q-2014 was impacted by the anticipation of crude oil processing in the 2Q-2014 to make use of economic indication.

Crude oil exports decreased due to higher domestic crude oil processing in the Brazilian refineries.

(2014 x 2013): Crude oil exports were higher in 2014, resulting from higher crude oil production, even considering the increase in the share of domestic crude oil processed in the Brazilian refineries. Oil product imports were higher in order to meet a higher domestic demand.

Fuel oil exports decreased because domestically produced fuel oil was sold to thermoelectric power plants for electricity generation.

(*) Not audited by independent auditor.

6  It includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL AND OPERATING HIGHLIGHTS

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

2,171	2,204	(1)	2,105	Output of oil products	2,170	2,124	2
2,176	2,102	4	2,102	Reference feedstock [7]	2,176	2,102	4
98	100	(2)	95	Refining plants utilization factor (%) [8]	98	97	1
2,085	2,094	−	1,994	Feedstock processed (excluding NGL) - Brazil [9]	2,065	2,029	2
2,127	2,138	(1)	2,039	Feedstock processed - Brazil [10]	2,106	2,074	2
84	80	4	83	Domestic crude oil as % of total feedstock processed	82	82	−

(4Q-2014 x 3Q-2014): Daily feedstock processed remained relatively flat in the period. Reference feedstock increased when the first refining set of RNEST refinery started-up.	(2014 x 2013): Daily feedstock processed was 2% higher in 2014 when compared to 2013, resulting from a sustainable improvement of the performance of the Company’s refineries.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

2.71	3.17	(15)	2.88	Refining cost (U.S.$/barrel)	2.90	3.09	(6)

6.90	7.33	(6)	6.62	Refining cost (R$/barrel)	6.82	6.67	2

(4Q-2014 x 3Q-2014): Refining cost, in US$/barrel, decreased by 15%. Refining cost, in R$/barrel, decreased by 6% due to lower employee compensation costs compared with the 3Q-2014, which was affected by the 2014 Collective Bargaining Agreement.

(2014 x 2013): Refining cost, in US$/barrel, decreased by 6%. Refining cost, in R$/barrel, increased by 2%, mainly attributable to higher maintenance and repair costs and from higher employee compensation costs arising from the 2014 Collective Bargaining Agreement.

(*) Not audited by independent auditor.

7 Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units at the end of each period, respecting the project limits of equipments and the safety, environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental protection agencies.

8 Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.

9 Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed in the Company´s refineries and is factored into the calculation of the Refining Plants Utilization Factor.

10 Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL AND OPERATING HIGHLIGHTS

GAS & POWER

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Net Income	2014	2013	2014 x 2013 (%)
357	(2,510)	114	(6)		(936)	1,256	(175)

(4Q-2014 x 3Q-2014): The net income in the 4Q-2014 resulted from an increase in electricity generation and to the higher average sales prices. These effects were partially offset by higher LNG import costs to meet thermoelectric demand and by the additional allowance for impairment of trade receivables from the electricity sector. The 3Q-2014 net loss was mainly attributable to the allowance for impairment of trade receivables from the electricity sector.

(2014 x 2013): Our net loss in 2014 is attributable to higher LNG and natural gas import costs to meet thermoelectric demand, to the impacts of an agreement as to the import of Bolivian natural gas, to an allowance for impairment of trade receivables from the electricity sector, to the write-off of overpayments incorrectly capitalized and to the effects of the Company’s Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by higher average electricity prices attributable to higher spot prices, as a result of lower water reservoir levels, and by a R$ 646 million gain from the disposal of 100% of the Company’s interest in Brasil PCH S.A.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

1,128	1,196	(6)	2,147	Electricity sales (Free contracting market - ACL) - average MW	1,183	2,056	(42)
2,671	2,671	−	1,798	Electricity sales (Regulated contracting market - ACR) - average MW	2,425	1,798	35
4,941	4,789	3	2,866	Generation of electricity - average MW	4,637	3,983	16
724	671	8	292	Electricity price in the spot market - Differences settlement price (PLD) - R$/MWh [11]	674	262	157
190	116	64	88	Imports of LNG (Mbbl/d)	144	98	47
201	210	(4)	199	Imports of natural gas (Mbbl/d)	205	198	4

(4Q-2014 x 3Q-2014): Electricity sales volumes were 6% lower on the Free Contracting Environment – ACL due to lower demand.

The 3% increase on electricity generation and the 8% increase on electricity prices in the spot market resulted from lower rainfall levels in the period.

The 64% increase on LNG imports was due to higher thermoelectric demand.

The 4% decrease in natural gas imports from Bolivia is due to a lower natural gas supply attributable to scheduled maintenances on producing fields in Bolivia.

(2014 x 2013): Electricity sales volumes were 42% lower in 2014 when compared to 2013 resulting from the shift of the sale of a portion of our available capacity (574 average MW) towards the Brazilian electricity regulated market (Ambiente de Contratação Regulada – ACR). The termination of our lease agreement for Araucária thermoelectric power plant, which reduced our availability of electricity for trading (349 average MW) also reduced our sales volumes.

Electricity generation was 16% higher and spot prices increased by 157% due to lower rainfall levels in the period.

LNG imports and natural gas imports from Bolivia were 47% and 4% higher, respectively, to meet a higher thermoelectric demand in Brazil.

(*) Not audited by independent auditor.

11 Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL AND OPERATING HIGHLIGHTS

BIOFUEL

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Net Income	2014	2013	2014 x 2013 (%)
(67)	(90)	26	(36)		(298)	(254)	(17)

(4Q-2014 x 3Q-2014): Net losses were lower, due to a decrease in the share of losses from ethanol investees and by higher biodiesel average sales prices.

(2014 x 2013): Biofuel net losses were higher in 2014, when compared to 2013, mainly due to the higher share of losses from biodiesel investees and to the impact of the Company’s voluntary separation incentive plan (PIDV). These effects were partially offset by lower losses on biodiesel operations and by a decrease in inventory write-downs to net realizable value (market value).

DISTRIBUTION

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Net Income	2014	2013	2014 x 2013 (%)
432	(203)	313	359		1,185	1,813	(35)

(4Q-2014 x 3Q-2014): Net income in the 4Q-2014 is attributable to higher sales volumes. The net loss in the 3Q-2014 was mainly attributable to an allowance for impairment of trade receivables from the electricity sector and to higher employee compensation costs arising from 2014 Collective Bargaining Agreement.

(2014 x 2013): Net income was lower due to higher selling expenses attributable to an allowance for impairment of trade receivables from the electricity sector and to the impact of the Company’s Voluntary Separation Incentive Plan (PIDV), partially offset by an increase in sales volumes and higher average margins in fuel trading.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Market Share (*)	2014	2013	2014 x 2013 (%)
37.8%	38.1%	−	37.4%		37.9%	37.5%	−

(4Q-2014 x 3Q-2014): The Company’s market share was lower mainly due to a decrease in the total volume sold in the diesel market, in which BR Distribuidora has a significant share. BR Distribuidora increased its market share in diesel volumes, however, the change in the sales mix led to an overall decrease in its market share.

(2014 x 2013): Our market share increased mainly due to higher sales volumes necessary to meet a higher thermoelectric demand from the Brazilian integrated electricity system.

(*) Not audited by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

INTERNATIONAL

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Net Income	2014	2013	2014 x 2013 (%)
(4,131)	(219)	(1,786)	640		(3,204)	3,648	(188)

(4Q-2014 x 3Q-2014): The 4Q-2014 result was affected by impairment charges recognized on E&P activities in the United States and Bolivia and on Japanese refining, mainly attributable to a decrease in international crude oil and oil product prices. An allowance for losses in investments in Venezuela and Africa was also recognized, in addition to higher inventory write-downs to net realizable value (market value) in the United States and in Japan. These effects were partially offset by a gain on the disposal of the Company’s interest in Petrobras Energia Peru S/A, concluded in November 2014.

(2014 x 2013): Our net loss in 2014 is attributable to impairment charges recognized on E&P activities in the United States and Bolivia and on our Japanese refinery, mainly resulting from a decrease in international crude oil and oil product prices, a recognition of an allowance for losses in investments in Venezuela, Ecuador and Africa, higher inventory write-downs to net realizable value (market value) in Japan, as well as a lower gross profit, mainly in international E&P operations, due to divestments completed and to a decrease in international commodities prices. These effects were partially offset by a gain on disposal of the Company’s interest in Peruvian operations and on onshore assets in Colombia, concluded in 2014.

The net result in 2014, when compared to 2013, was further affected by the fact that in 2013 we recognized a gain on the disposal of 50% of the Company’s assets in Africa.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Exploration & Production-International (Mbbl/d)12 (*)	2014	2013	2014 x 2013 (%)

				Consolidated international production
75	86	(13)	73	Crude oil and NGLs	85	109	(22)
90	96	(6)	89	Natural gas	93	91	2
165	182	(9)	162	Total consolidated international production	178	200	(11)
31	33	(6)	32	Non-consolidated international production	31	19	63
196	215	(9)	194	Total international production	209	219	(5)

(4Q-2014 x 3Q-2014): Crude oil and NGL production decreased by 13% due to the disposal of assets in Peru concluded in November 2014.

Natural gas production decreased by 6% also due to the disposal of assets in Peru.

(2014 x 2013): Consolidated crude oil and NGL production decreased by 22% in 2014, attributable to the disposal of onshore areas in Colombia, concluded in April 2014, in Peru in November 2014 and from the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of the disposal of 50% of the Company’s interest in companies in Nigeria, completed in June 2013. Our production share in Nigerian assets (our 50% remaining interest) was accounted for as non-consolidated production. These effects were partially offset by an increase in the crude oil and NGL production in the United States due to the production start-up of new wells in Cascade and Chinook fields, beginning on January 2014.

Natural gas production was higher, mainly in Peru, due to the start-up of Kinteroni field in March 2014.

(*) Not audited by independent auditor.

12 Some of the countries that comprise the international production are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL AND OPERATING HIGHLIGHTS

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Lifting Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)
10.40	8.84	18	11.72		8.98	9.50	(5)

(4Q-2014 x 3Q-2014): Lifting cost increased by 18%, mainly in Argentina, due to higher costs with well repairs, and in the United States due to maintenance costs on production lines in the Cottonwood field.

(2014 x 2013): International lifting cost was 5% lower in 2014, mainly in Argentina, resulting from the depreciation of the Argentine Peso against the U.S. dollar and from the disposal of the Company’s Puesto Hernández asset, which had higher-than-average production costs when compared to other assets in the international segment. In addition, production was higher in Cascade and Chinook fields in the United States.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

149	162	(8)	175	Total feedstock processed [13]	163	169	(4)
157	175	(10)	196	Output of oil products	175	185	(5)
230	230	−	231	Reference feedstock [14]	230	231	−
64	68	(4)	74	Refining plants utilization factor (%) [15]	69	70	(1)

(4Q-2014 x 3Q-2014): Feedstock processed was 8% lower due to a decrease in the output of oil products and in the capacity utilization, mainly in Japan, attributable to the lower fuel oil demand from electricity generation companies. Maintenance stoppages in catalytic cracking units in the United States in the 4Q-2014 also contributed to a decrease in feedstock processed. These effects were partially offset in Argentina due to the return of operations after scheduled stoppages in the 3Q-2014 in several processing units.

(2014 x 2013): Our total international feedstock processed was 4% lower due to a decrease in oil product production and lower capacity utilization, resulting from a scheduled stoppage in Argentina in 2014, to the lower fuel oil demand in Japan and to maintenance stoppages in the catalytic cracking units in the United States.

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013	Refining Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)
5.25	4.02	31	4.44		4.14	4.06	2

(4Q-2014 x 3Q-2014): Refining cost per unit increased by 31% mainly due to maintenances at the catalytic cracking unit in the United States and to a decrease in feedstock processed in Japan, attributable to lower oil fuel demand.

(2014 x 2013): International refining cost per unit was 2% higher in 2014 when compared to 2013, mainly in the United States, due to higher expenses with effluent water treatment in refining and to maintenance stoppages of the catalytic cracking unit in the period. These effects were partially offset by lower refining costs in Argentina, when expressed in U.S. dollars, attributable to the depreciation of the Argentine Peso against the U.S. dollar.

(*) Not audited by independent auditor.

13 Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

14 Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.

15 Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

FINANCIAL AND OPERATING HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)

1,010	1,049	(4)	1,005	Diesel	1,001	984	2
644	616	5	610	Gasoline	620	590	5
126	126	−	99	Fuel oil	119	98	21
152	160	(5)	164	Naphtha	163	171	(5)
233	247	(6)	235	LPG	235	231	2
113	110	3	108	Jet fuel	110	106	4
209	225	(7)	204	Others	210	203	3
2,487	2,533	(2)	2,425	Total oil products	2,458	2,383	3
113	98	15	106	Ethanol, nitrogen fertilizers, renewables and other products	99	91	9
455	449	1	392	Natural gas	446	409	9
3,055	3,080	(1)	2,923	Total domestic market	3,003	2,883	4
395	496	(20)	404	Exports	393	395	(1)
560	567	(1)	567	International sales	571	514	11
955	1,063	(10)	971	Total international market	964	909	6
4,010	4,143	(3)	3,894	Total	3,967	3,792	5

(4Q-2014 x 3Q-2014): Our domestic sales volumes decreased by 1% when compared to the 3Q-2014, primarily due to:

•         Diesel (a 4% decrease) – due to seasonal demand, considering that the economic activity is higher in the third quarter, and an increase in the percentage of biodiesel, from 6% to 7% in November 2014;

•         Gasoline (a 5% increase) – due to higher salaries as a result of Christmas bonuses and an increase in gasoline-moved light vehicle fleet;

•         LPG (a 6% decrease) – due to the seasonal demand resulting from higher average temperatures and lower economic activity in the 4Q-2014; and

•         Natural gas (a 1% increase) – due to a higher demand on the electricity sector.

(2014 x 2013): Our domestic sales volumes increased by 4% in 2014 compared to 2013, primarily due to:

•         Diesel (a 2% increase) – higher consumption by infrastructure construction projects in Brazil, an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs) and higher thermoelectric consumption by the Brazilian Integrated Electricity System;

•         Gasoline (a 5% increase) – an increase in the automotive gasoline-moved fleet attributable to the higher competitive advantage of gasoline prices relatively to ethanol in most Brazilian states and to a higher household consumption. An increase in the anhydrous ethanol content requirement for Type C gasoline (from 20% to 25%) in 2014 partially offset these effects;

•         Fuel oil (a 21% increase) – due to higher demand from thermoelectric plants in several Brazilian states; and

•         Natural gas (a 9% increase) – due to a higher demand on the electricity sector.

(*) Not audited by independent auditor.

FINANCIAL AND OPERATING HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary 16

R$ million
				Jan-Dec
4Q-2014	3Q-2014	4Q-2013		2014	2013

70,259	66,363	57,879	Adjusted cash and cash equivalents at the beginning of period [17]	46,257	48,497
(20,635)	(8,223)	(18,529)	Government bonds and time deposits at the beginning of period	(9,085)	(20,869)
49,624	58,140	39,350	Cash and cash equivalents at the beginning of period [16]	37,172	27,628
14,974	23,553	10,776	Net cash provided by (used in) operating activities	62,241	56,210
(16,980)	(31,111)	(18,420)	Net cash provided by (used in) investing activities	(85,208)	(76,674)
(22,189)	(20,129)	(32,109)	Capital expenditures and investments in operating segments	(81,795)	(98,038)
8,043	302	3,997	Proceeds from disposal of assets (divestment)	9,399	8,383
(2,834)	(11,284)	9,692	Investments in marketable securities	(12,812)	12,981
(2,006)	(7,558)	(7,644)	(=) Net cash flow	(22,967)	(20,464)
(6,163)	(4,998)	4,553	Net financings	35,134	33,176
3,823	5,022	12,828	Proceeds from long-term financing	72,871	83,669
(9,986)	(10,020)	(8,275)	Repayments	(37,737)	(50,493)
14	(18)	(2)	Dividends paid to shareholders	(8,735)	(5,776)
(194)	(57)	63	Acquisition of non-controlling interest	(250)	(137)
2,964	4,115	852	Effect of exchange rate changes on cash and cash equivalents	3,885	2,745
44,239	49,624	37,172	Cash and cash equivalents at the end of period [16]	44,239	37,172
24,707	20,635	9,085	Government bonds and time deposits at the end of period	24,707	9,085
68,946	70,259	46,257	Adjusted cash and cash equivalents at the end of period [17]	68,946	46,257

As of December 31, 2014, the balance of cash and cash equivalents increased 19% when compared to December 31, 2013 and the balance of adjusted cash and cash equivalents17 increased by 49%. Our principal uses of funds in 2014 were for capital expenditures and payment of dividends. We met these requirements with cash provided by operating activities of R$ 62,241 million, net long-term financing of R$ 35,134 million and disposal of assets of R$ 9,399 million.

Net cash provided by operating activities increased by 11%  in 2014 when compared to 2013, mainly due to a higher gross profit and a decrease in the level of inventories (R$ 5,979 million). Capital expenditures and investments were 17% lower in 2014, mainly due to a decrease in RTM (R$ 10,272 million) and in E&P capital expenditures (R$ 3,743 million). Proceeds from disposal of assets reached R$ 9,399 million, resulting from the disposal of Petrobras Energia Peru, Brasil PCH, Innova and Gasmig. Proceeds from long-term financing, net of repayments, amounted to R$ 35,134 million in 2014. The principal sources of long-term financing were the issuance of notes for a total of US$ 13.6 billion in capital markets, as well as long-term financing obtained in the domestic and international banking markets.

The Company’s ability to invest its available funds has been limited as a result of a decrease in expected future operating revenues following the decline of oil prices, along with the devaluation of the Brazilian real, which has increased the Company’s cash outflows to service debt in the near term, most of which is denominated in foreign currencies. For a variety of reasons, including the current economic environment in Brazil, Petrobras is currently unable to access the capital markets. As a result, the Company has recently determined to postpone projects impacted by complications due to contractor insolvency or to a lack of availability of qualified suppliers (mainly as a result of the Lava Jato investigation).

The Company is currently seeking funding in the Asian banking market as a part of its strategy to increase funding opportunities and as an alternative for its current context .. The Company intends to use different funding sources (banking market, Export Credit Agencies - ECAs and capital markets) in 2015 to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s divestment program (of US$ 13.7 billion) will contribute to its funding needs.

16 For more details, see the Consolidated Statement of Cash Flows Data on page 24.

17 Our adjusted cash and cash equivalents include government bonds and time deposits from high level financial institutions abroad with maturities of more than 3 months as from the date of deposit, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

FINANCIAL AND OPERATING HIGHLIGHTS

Capital expenditures and investments

	R$ million
	Jan-Dec
	2014	%	2013	%	Δ%

Exploration & Production	56,898	66	59,993	58	(5)
Refining, Transportation and Marketing	18,264	21	30,740	29	(41)
Gas & Power	6,002	7	5,919	6	1
International	3,593	4	5,127	5	(30)
Exploration & Production	3,174	88	4,592	90	(31)
Refining, Transportation and Marketing	246	7	345	7	(29)
Gas & Power	62	2	56	1	11
Distribution	99	3	115	2	(14)
Other	12	−	19	−	(37)
Distribution	1,053	1	1,120	1	(6)
Biofuel	281	−	322	−	(13)
Corporate	1,049	1	1,195	1	(12)
Total capital expenditures and investments	87,140	100	104,416	100	(17)

Pursuant to the Company’s strategic objectives, it operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In 2014, we invested R$ 87,140 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated debt

	R$ million

	12.31.2014	12.31.2013	Δ%

Current debt [18]	31,565	18,782	68
Non-current debt [19]	319,470	249,038	28
Total	351,035	267,820	31
Cash and cash equivalents	44,239	37,172	19
Government securities and time deposits (maturity of more than 3 months)	24,707	9,085	172
Adjusted cash and cash equivalents	68,946	46,257	49
Net debt [20]	282,089	221,563	27
Net debt/(net debt+shareholders' equity)	48%	39%	9
Total net liabilities [21]	724,429	706,710	3
Capital structure
(Net third parties capital / total net liabilities)	57%	51%	6
Net debt/Adjusted EBITDA ratio	4.77	3.52	36

	U.S.$ million

	12.31.2014	12.31.2013	Δ%

Current debt [18]	11,884	8,017	48
Non-current debt [19]	120,274	106,308	13
Total	132,158	114,325	16
Net debt [20]	106,201	94,579	12

	R$ million

	12.31.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	173,977	138,463	26
Fixed rate debt	176,868	129,148	37
Total	350,845	267,611	31

Reais	62,223	53,465	16
US Dollars	252,787	191,572	32
Euro	25,820	14,987	72
Other currencies	10,015	7,587	32
Total	350,845	267,611	31

until 1 year	31,523	18,744	68
1 to 2 years	33,397	17,017	96
2 to 3 years	31,742	29,731	7
3 to 4 years	47,254	20,331	132
4 to 5 years	64,252	37,598	71
5 years and thereafter	142,677	144,190	(1)
Total	350,845	267,611	31

Consolidated net debt in Reais increased by 27% when compared to December 31, 2013 as a result of long-term financing and of the 13.4% impact from the depreciation of the Real against the U.S. dollar in 2014.

18 Includes Finance lease obligations (R$ 42 million on December 31, 2014 and R$ 38 million on December 31, 2013).

19 Includes Finance lease obligations (R$ 148 million on December 31, 2014 and R$ 171 million on December 31, 2013).

20 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

21  Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL AND OPERATING HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated 22 23

R$ million
				Jan-Dec
4Q-2014	3Q-2014	4Q-2013		2014	2013

85,040	88,377	81,028	Sales revenues	337,260	304,890
(63,025)	(67,936)	(64,445)	Cost of sales	(256,823)	(234,995)
22,015	20,441	16,583	Gross profit	80,437	69,895
(3,744)	(6,733)	(2,892)	Selling expenses	(15,974)	(10,601)
(3,376)	(2,707)	(2,888)	General and administrative expenses	(11,223)	(10,751)
(1,493)	(2,314)	(1,742)	Exploration costs	(7,135)	(6,445)
(731)	(665)	(570)	Research and development expenses	(2,589)	(2,428)
(609)	(552)	(1,030)	Other taxes	(1,801)	(1,721)
−	(6,194)	−	Write-off - overpayments incorrectly capitalized	(6,194)	−
(44,345)	(306)	(1,238)	Impairment	(44,636)	(1,238)
(543)	(5,891)	813	Other income and expenses, net	(12,207)	(2,347)
(54,841)	(25,362)	(9,547)		(101,759)	(35,531)
(32,826)	(4,921)	7,036	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	(21,322)	34,364
1,660	1,174	825	Finance income	4,634	3,911
(2,882)	(2,282)	(2,076)	Finance expenses	(9,255)	(5,795)
(592)	136	(1,770)	Foreign exchange and inflation indexation charges	721	(4,318)
(1,814)	(972)	(3,021)	Net finance income (expense)	(3,900)	(6,202)
(540)	198	56	Share of earnings in equity-accounted investments	451	1,095
(270)	(127)	(225)	Profit-sharing	(1,045)	(1,102)
(35,450)	(5,822)	3,846	Net income (loss) before income taxes	(25,816)	28,155
8,488	(117)	2,105	Income taxes	3,892	(5,148)
(26,962)	(5,939)	5,951	Net income (loss)	(21,924)	23,007
			Net income (loss) attributable to:
(26,600)	(5,339)	6,281	Shareholders of Petrobras	(21,587)	23,570
(362)	(600)	(330)	Non-controlling interests	(337)	(563)
(26,962)	(5,939)	5,951		(21,924)	23,007

22 Beginning in the 1Q-2014, a line item for profit sharing benefits has been included, as previously disclosed in the Company’s annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

23 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	12.31.2014	12.31.2013

Current assets	135,023	123,351
Cash and cash equivalents	44,239	37,172
Marketable securities	24,763	9,101
Trade and other receivables, net	21,167	22,652
Inventories	30,457	33,324
Recoverable taxes	10,123	11,646
Assets classified as held for sale	13	5,638
Other current assets	4,261	3,818

Non-current assets	658,352	629,616
Long-term receivables	50,104	44,000
Trade and other receivables, net	14,441	10,616
Marketable securities	290	307
Judicial deposits	7,124	5,866
Deferred taxes	2,673	2,647
Other tax assets	10,645	12,603
Advances to suppliers	6,398	7,566
Other non-current assets	8,533	4,395
Investments	15,282	15,615
Property, plant and equipment	580,990	533,880
Intangible assets	11,976	36,121
Total assets	793,375	752,967

LIABILITIES	R$ million

	12.31.2014	12.31.2013

Current liabilities	82,659	82,525
Trade payables	25,924	27,922
Current debt	31,565	18,782
Taxes payable	11,453	11,597
Dividends payable	−	9,301
Employee compensation (payroll, profit-sharing and related charges)	5,489	4,806
Pension and medical benefits	2,115	1,912
Liabilities associated with assets classified as held for sale	−	2,514
Other current liabilities	6,113	5,691
Non-current liabilities	399,994	321,108
Non-current debt	319,470	249,038
Deferred taxes	8,052	23,206
Pension and medical benefits	43,803	27,541
Provision for decommissioning costs	21,958	16,709
Provisions for legal proceedings	4,091	2,918
Other non-current liabilities	2,620	1,696
Shareholders' equity	310,722	349,334
Share capital	205,432	205,411
Profit reserves and others	103,416	142,529
Non-controlling interests	1,874	1,394
Total liabilities and shareholders' equity	793,375	752,967

FINANCIAL AND OPERATING HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

				Jan-Dec
4Q-2014	3Q-2014	4Q-2013		2014	2013

(26,600)	(5,339)	6,281	Net income (loss) attributable to the shareholders of Petrobras	(21,587)	23,570
41,574	28,892	4,495	(+) Adjustments for:	83,828	32,640
8,808	7,036	7,504	Depreciation, depletion and amortization	30,677	28,467
2,954	2,611	2,636	Foreign exchange and inflation indexation and finance charges	8,461	7,027
(362)	(600)	(330)	Non-controlling interests	(337)	(563)
540	(198)	(56)	Share of earnings in equity-accounted investments	(451)	(1,095)
−	6,194	−	Write-off - overpayments incorrectly capitalized	6,194	−
1,392	3,954	109	Allowance for impairment of trade receivables	5,555	157
(3,025)	4,081	(2,134)	(Gains) / losses on disposal / write-offs of non-current assets, returned areas and cancelled projects	743	(3,835)
(10,213)	(108)	(3,344)	Deferred income taxes, net	(8,025)	323
786	1,710	1,254	Exploration expenditures writen-off	5,048	4,169
44,345	306	1,238	Impairment of property, plant and equipment and other assets	44,636	1,238
1,349	625	432	Inventory write-downs to net realizable value (market value)	2,461	1,269
1,612	909	1,380	Pension and medical benefits (actuarial expense)	4,773	5,515
1,189	4,949	200	Inventories	1,378	(4,601)
(1,324)	(1,415)	(3,283)	Trade and other receivables, net	(5,929)	(2,693)
(1,832)	(1,307)	1,742	Trade payables	(2,982)	2,516
(651)	(415)	(590)	Pension and medical benefits	(1,967)	(1,724)
(2,883)	1,718	(105)	Taxes payable	(3,171)	(3,000)
(1,111)	(1,158)	(2,158)	Other assets and liabilities	(3,236)	(530)
14,974	23,553	10,776	(=) Net cash provided by (used in) operating activities	62,241	56,210
(16,980)	(31,111)	(18,420)	(-) Net cash provided by (used in) investing activities	(85,208)	(76,674)
(22,189)	(20,129)	(32,109)	Capital expenditures and investments in operating segments	(81,795)	(98,038)
8,043	302	3,997	Proceeds from disposal of assets (divestment)	9,399	8,383
(2,834)	(11,284)	9,692	Investments in marketable securities	(12,812)	12,981
(2,006)	(7,558)	(7,644)	(=) Net cash flow	(22,967)	(20,464)
(6,343)	(5,073)	4,614	(-) Net cash provided by (used in) financing activities	26,149	27,263
3,823	5,022	12,828	Proceeds from long-term financing	72,871	83,669
(6,334)	(6,226)	(6,272)	Repayment of principal	(23,628)	(39,560)
(3,652)	(3,794)	(2,003)	Repayment of interest	(14,109)	(10,933)
14	(18)	(2)	Dividends paid to shareholders	(8,735)	(5,776)
(194)	(57)	63	Acquisition of non-controlling interest	(250)	(137)
2,964	4,115	852	Effect of exchange rate changes on cash and cash equivalents	3,885	2,745
(5,385)	(8,516)	(2,178)	(=) Net increase (decrease) in cash and cash equivalents in the period	7,067	9,544
49,624	58,140	39,350	Cash and cash equivalents at the beginning of period	37,172	27,628
44,239	49,624	37,172	Cash and cash equivalents at the end of period	44,239	37,172

FINANCIAL AND OPERATING HIGHLIGHTS

SEGMENT INFORMATION 24

Consolidated Income Statement by Segment – 2014 25

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	153,705	263,570	42,062	624	98,010	32,573	−	(253,284)	337,260
Intersegments	152,515	92,080	4,009	560	2,647	1,473	−	(253,284)	−
Third parties	1,190	171,490	38,053	64	95,363	31,100	−	−	337,260
Cost of sales	(82,457)	(271,643)	(35,921)	(728)	(90,446)	(30,109)	−	254,481	(256,823)
Gross profit	71,248	(8,073)	6,141	(104)	7,564	2,464	−	1,197	80,437
Expenses	(21,076)	(49,288)	(7,785)	(158)	(5,696)	(4,152)	(14,139)	535	(101,759)
Selling, general and administrative expenses	(1,051)	(6,440)	(5,994)	(118)	(5,231)	(1,937)	(6,964)	538	(27,197)
Exploration costs	(6,720)	−	−	−	−	(415)	−	−	(7,135)
Research and development expenses	(1,290)	(452)	(199)	(32)	(4)	(5)	(607)	−	(2,589)
Other taxes	(126)	(221)	(295)	(2)	(28)	(263)	(866)	−	(1,801)
Impairment	(5,665)	(33,954)	(260)	−	−	(4,757)	−	−	(44,636)
Write-off - overpayments incorrectly capitalized	(1,969)	(3,427)	(652)	−	(23)	(23)	(100)	−	(6,194)
Other income and expenses, net	(4,255)	(4,794)	(385)	(6)	(410)	3,248	(5,602)	(3)	(12,207)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	50,172	(57,361)	(1,644)	(262)	1,868	(1,688)	(14,139)	1,732	(21,322)
Net finance income (expense)	−	−	−	−	−	−	(3,900)	−	(3,900)
Share of earnings in equity-accounted investments	46	272	453	(124)	(1)	(200)	5	−	451
Profit-sharing	(359)	(298)	(48)	(2)	(60)	(20)	(258)	−	(1,045)
Net income (loss) before income taxes	49,859	(57,387)	(1,239)	(388)	1,807	(1,908)	(18,292)	1,732	(25,816)
Income taxes	(17,607)	18,440	353	90	(622)	(1,200)	5,026	(588)	3,892
Net income (loss)	32,252	(38,947)	(886)	(298)	1,185	(3,108)	(13,266)	1,144	(21,924)
Net income (loss) attributable to:
Shareholders of Petrobras	32,264	(38,927)	(936)	(298)	1,185	(3,204)	(12,815)	1,144	(21,587)
Non-controlling interests	(12)	(20)	50	−	−	96	(451)	−	(337)
	32,252	(38,947)	(886)	(298)	1,185	(3,108)	(13,266)	1,144	(21,924)

Consolidated Income Statement by Segment – 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	147,281	240,693	30,011	832	86,183	35,062	−	(235,172)	304,890
Intersegments	144,809	80,436	2,558	693	2,122	4,554	−	(235,172)	−
Third parties	2,472	160,257	27,453	139	84,061	30,508	−	−	304,890
Cost of sales	(73,927)	(258,978)	(26,132)	(996)	(78,941)	(30,671)	−	234,650	(234,995)
Gross profit	73,354	(18,285)	3,879	(164)	7,242	4,391	−	(522)	69,895
Expenses	(8,939)	(8,557)	(2,535)	(151)	(4,428)	(500)	(10,615)	194	(35,531)
Selling, general and administrative expenses	(957)	(6,786)	(2,360)	(119)	(4,422)	(1,855)	(5,201)	348	(21,352)
Exploration costs	(6,057)	−	−	−	−	(388)	−	−	(6,445)
Research and development expenses	(1,110)	(525)	(123)	(36)	(4)	(6)	(624)	−	(2,428)
Other taxes	(538)	(367)	(174)	(2)	(33)	(297)	(310)	−	(1,721)
Impairment	(9)	−	−	−	−	(1,229)	−	−	(1,238)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Other income and expenses, net	(268)	(879)	122	6	31	3,275	(4,480)	(154)	(2,347)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	64,415	(26,842)	1,344	(315)	2,814	3,891	(10,615)	(328)	34,364
Net finance income (expense)	−	−	−	−	−	−	(6,202)	−	(6,202)
Share of earnings in equity-accounted investments	4	165	532	(44)	(2)	366	74	−	1,095
Profit-sharing	(381)	(304)	(48)	(2)	(65)	(31)	(271)	−	(1,102)
Net income (loss) before income taxes	64,038	(26,981)	1,828	(361)	2,747	4,226	(17,014)	(328)	28,155
Income taxes	(21,772)	9,229	(441)	107	(934)	(451)	9,001	113	(5,148)
Net income (loss)	42,266	(17,752)	1,387	(254)	1,813	3,775	(8,013)	(215)	23,007
Net income (loss) attributable to:
Shareholders of Petrobras	42,213	(17,734)	1,256	(254)	1,813	3,648	(7,157)	(215)	23,570
Non-controlling interests	53	(18)	131	−	−	127	(856)	−	(563)
	42,266	(17,752)	1,387	(254)	1,813	3,775	(8,013)	(215)	23,007

24 Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

25 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL AND OPERATING HIGHLIGHTS

Other Income and Expenses, Net by Segment – 2014 26

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(1,894)	(279)	(293)	−	−	(61)	(38)	−	(2,565)
Voluntary Separation Incentive Plan - PIDV	(983)	(497)	(152)	(10)	(158)	(23)	(620)	−	(2,443)
Pension and medical benefits - retirees	−	−	−	−	−	−	(2,438)	−	(2,438)
Institutional relations and cultural projects	(113)	(76)	(11)	−	(190)	(27)	(1,325)	−	(1,742)
Gains / (losses) on decommissioning of returned/abandoned areas	(1,128)	−	−	−	−	−	−	−	(1,128)
Collective bargaining agreement	(395)	(219)	(40)	−	(58)	(10)	(280)	−	(1,002)
E&P areas returned and cancelled projects	(610)	−	−	−	−	−	−	−	(610)
(Losses)/gains on legal, administrative and arbitral proceedings	303	(224)	1	(1)	(111)	(80)	(368)	−	(480)
Health, safety and environment	(65)	(64)	(23)	(1)	−	(10)	(173)	−	(336)
Gains / (losses) on disposal/write-offs of assets	(581)	(3,369)	80	(1)	36	3,762	(60)	−	(133)
Governamental Grants	23	77	17	−	−	−	22	−	139
(Expenditures)/reimbursements from operations in E&P partnerships	855	−	−	−	−	−	−	−	855
Others	333	(143)	36	7	71	(303)	(322)	(3)	(324)
	(4,255)	(4,794)	(385)	(6)	(410)	3,248	(5,602)	(3)	(12,207)

 Other Income and Expenses, Net by Segment – 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(1,460)	(242)	(228)	−	−	(63)	(39)	−	(2,032)
Pension and medical benefits - retirees	−	−	−	−	−	−	(1,933)	−	(1,933)
Institutional relations and cultural projects	(278)	(81)	(14)	−	(150)	(30)	(1,237)	−	(1,790)
Gains / (losses) on decommissioning of returned/abandoned areas	125	−	−	−	−	−	−	−	125
Collective bargaining agreement	(369)	(208)	(32)	−	(50)	(11)	(287)	−	(957)
E&P areas returned and cancelled projects	(42)	−	−	−	−	−	−	−	(42)
(Losses)/gains on legal, administrative and arbitral proceedings	436	(188)	(11)	−	(54)	(40)	(648)	−	(505)
Health, safety and environment	(72)	(158)	(14)	−	−	(31)	(207)	−	(482)
Gains / (losses) on disposal/write-offs of assets	843	(131)	7	−	44	3,246	(132)	−	3,877
Governamental Grants	39	97	167	−	−	82	7	−	392
(Expenditures)/reimbursements from operations in E&P partnerships	525	−	−	−	−	(3)	−	−	522
Others	(15)	32	247	6	241	125	(4)	(154)	478
	(268)	(879)	122	6	31	3,275	(4,480)	(154)	(2,347)

Consolidated Assets by Segment – 12.31.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	402,478	186,033	75,350	2,947	19,180	34,553	86,024	(13,190)	793,375

Current assets	15,959	39,111	10,570	173	9,246	6,229	64,174	(10,439)	135,023
Non-current assets	386,519	146,922	64,780	2,774	9,934	28,324	21,850	(2,751)	658,352
Long-term receivables	17,874	9,573	3,749	8	3,217	4,908	13,359	(2,584)	50,104
Investments	531	4,800	1,393	2,221	39	5,912	386	−	15,282
Property, plant and equipment	360,368	131,914	58,770	545	6,066	16,091	7,403	(167)	580,990
Operating assets	263,794	108,747	47,460	502	4,595	9,870	5,562	(167)	440,363
Assets under construction	96,574	23,167	11,310	43	1,471	6,221	1,841	−	140,627
Intangible assets	7,746	635	868	−	612	1,413	702	−	11,976

Consolidated Assets by Segment – 12.31.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Assets under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121

26 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	32,252	(38,947)	(886)	(298)	1,185	(3,108)	(13,266)	1,144	(21,924)
Net finance income (expense)	−	−	−	−	−	−	3,900	−	3,900
Income taxes	17,607	(18,440)	(353)	(90)	622	1,200	(5,026)	588	(3,892)
Depreciation, depletion and amortization	18,091	6,877	1,989	30	407	2,370	913	−	30,677
EBITDA	67,950	(50,510)	750	(358)	2,214	462	(13,479)	1,732	8,761
Share of earnings in equity-accounted investments	(46)	(272)	(453)	124	1	200	(5)	−	(451)
Impairment losses / (reversals)	5,665	33,954	260	−	−	4,757	−	−	44,636
Write-down of costs improperly capitalized	1,969	3,427	652	−	23	23	100	−	6,194
Adjusted EBITDA	75,538	(13,401)	1,209	(234)	2,238	5,442	(13,384)	1,732	59,140

 Consolidated Adjusted EBITDA Statement by Segment – 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	42,266	(17,752)	1,387	(254)	1,813	3,775	(8,013)	(215)	23,007
Net finance income (expense)	−	−	−	−	−	−	6,202	−	6,202
Income taxes	21,772	(9,229)	441	(107)	934	451	(9,001)	(113)	5,148
Depreciation, depletion and amortization	16,867	5,912	1,995	24	380	2,305	984	−	28,467
EBITDA	80,905	(21,069)	3,823	(337)	3,127	6,531	(9,828)	(328)	62,824
Share of earnings in equity-accounted investments	(4)	(165)	(532)	44	2	(366)	(74)	−	(1,095)
Impairment losses / (reversals)	9	−	−	−	−	1,229	−	−	1,238
Adjusted EBITDA	80,910	(21,234)	3,291	(293)	3,129	7,394	(9,902)	(328)	62,967

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Dec 2014

Sales revenues	7,022	17,313	1,151	12,168	50	(5,131)	32,573
Intersegments	2,903	3,584	79	5	33	(5,131)	1,473
Third parties	4,119	13,729	1,072	12,163	17	−	31,100

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	140	(1,414)	165	218	(789)	(8)	(1,688)

Net income (loss) attributable to the shareholders of Petrobras	(1,395)	(1,211)	213	182	(985)	(8)	(3,204)

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Dec 2013

Sales revenues	8,791	18,648	1,193	11,274	17	(4,861)	35,062
Intersegments	5,055	4,254	79	15	12	(4,861)	4,554
Third parties	3,736	14,394	1,114	11,259	5	−	30,508

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	4,231	(55)	144	229	(655)	(3)	3,891

Net income (loss) attributable to the shareholders of Petrobras	3,425	(34)	150	200	(90)	(3)	3,648

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on December 31, 2014	25,557	4,944	1,255	2,497	3,267	(2,967)	34,553

Total assets on December 31, 2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

APPENDIX

1.     Impairment

	Consolidated

Assets or CGUs, by nature	Carrying amount	Recoverable amount	Impairment (*) (**)	Business segment

Comperj	25,820	3,987	21,833	RTM - Brazil
2nd refining unit of RNEST	16,488	7,345	9,143	RTM - Brazil
Oil and gas producing properties abroad	8,302	3,873	4,429	E&P - Inter.
Producing properties: assets related to E&P activities in Brazil (several CGUs)	17,067	12,918	4,149	E&P - Brazil
Complexo Petroquímico Suape	7,563	4,585	2,978	RTM - Brazil
Oil and gas production and driling equipment	2,898	1,474	1,424	E&P - Brazil
Nansei Sekiyu K.K. refinery	343	−	343	RTM - Inter.
Araucária (fertilizers plant)	927	667	260	Gas & Power
Others	71	86	(15)
Total	79,479	34,935	44,544

(*) Impairment losses and reversals.
(**) Excludes impairment charges on assets classified as held for sale of R$ 92 million.

For more detailed information about impairment charges, see Note 14 to the Company´s audited consolidated financial statements.

2.        Trade receivables - electricity sector (isolated electricity system in the northern region of Brazil)

	Consolidated
	2014			2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group	6,736	1,143	7,879	1,553	2,779	4,332
Companhia de Gás do Amazonas (CIGÁS)	3,364	442	3,806	−	1,597	1,597
Others	63	1,046	1,109	101	617	718
	10,163	2,631	12,794	1,654	4,993	6,647
(-) Allowance for impairment of trade receivables	(2,895)	(1,650)	(4,545)	−	(34)	(34)
Total	7,268	981	8,249	1,654	4,959	6,613
Related parties	6,569	437	7,006	1,553	2,763	4,316
Third parties	699	544	1,243	101	2,196	2,297

The Company’s Management has determined that an allowance for impairment of trade receivables was required to cover receivables as of October 31, 2014 with no guarantees, including the balances of previous debt acknowledgement agreements and from companies that were not part of the most recent debt acknowledgment agreement with Eletrobras. An allowance for impairment of trade receivables of R$ 4,511 million was recognized in 2014. No charges were recognized for companies that were not insolvent or for receivables from sales after November 1, 2014, because those amounts were included in the calculation of the Brazilian Electricity Agency - Agência Nacional de Energia Elétrica (ANEEL)’s new pricing policy. For more detailed information about receivables from the electricity sector, see Note 8.4 to the Company’s audited consolidated financial statements of the period ended December 31, 2014.

APPENDIX

3.    Reconciliation of Adjusted EBITDA

R$ million
					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 X 2013 (%)

(26,962)	(5,939)	(354)	5,951	Net income (loss)	(21,924)	23,007	(195)
1,814	972	87	3,021	Net finance income (expense)	3,900	6,202	(37)
(8,488)	117	-	(2,105)	Income taxes	(3,892)	5,148	(176)
8,808	7,036	25	7,504	Depreciation, depletion and amortization	30,677	28,467	8
(24,828)	2,186	(1,236)	14,371	EBITDA	8,761	62,824	(86)
540	(198)	373	(56)	Share of earnings in equity-accounted investments	(451)	(1,095)	59
44,345	306	-	1,238	Impairment losses / (reversals)	44,636	1,238	-
−	6,194	(100)	−	Write-off - overpayments incorrectly capitalized	6,194	−	−
20,057	8,488	136	15,553	Adjusted EBITDA	59,140	62,967	(6)

24	10	14	19	Adjusted EBITDA margin (%) [27]	18	21	(3)

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of earnings in equity-accounted investments and impairment, which provides an additional information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

In 2014, the Company decided not to include in the calculation of the Adjusted EBITDA the write-off of overpayments incorrectly capitalized, because the Company’s future cash generation and its current balance of cash and cash equivalents are not impacted by those adjustments, thus providing a more appropriate information about the potential of gross cash generation.

4.    Effect of weighted average cost flow on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

R$ million

	3Q-2014	4Q-2014	Δ*
Effect of the average cost on the cost of sales	(682)	(1,951)	(1,270)

* In the 4Q-2014, the effect of the average cost on the cost of sales was not favorable (but less unfavorable when compared to the 3Q-2014), due to the realization of unit costs of inventories acquired in periods of higher international prices, already considering the appreciation of the U.S. dollar against the Real.

( ) The amount in parenthesis demonstrates the negative effect on the cost of sales.

27 Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

5.    Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by taxes and contributions, was R$  71,247 million.

R$ million
					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)
				Economic Contribution - Brazil
12,934	12,530	3	11,469	Domestic Value-Added Tax (ICMS)	47,991	43,383	11
4,649	4,045	15	4,032	PIS/COFINS	16,183	15,851	2
(9,457)	(1,007)	(839)	(1,929)	Income Tax and Social Contribution	(5,635)	4,580	(223)
2,194	1,305	68	2,036	Others	6,153	4,773	29
10,320	16,873	(39)	15,608	Subtotal - Brazil	64,692	68,587	(6)
1,903	1,555	22	1,416	Economic Contribution - International	6,555	6,135	7
12,223	18,428	(34)	17,024	Total	71,247	74,722	(5)

6.    Production Taxes

R$ million
					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)
				Brazil
3,385	4,041	(16)	4,044	Royalties	15,474	15,057	3
3,080	4,026	(23)	4,264	Special participation charges	14,803	15,161	(2)
40	42	(5)	40	Rental of areas	164	170	(4)
6,505	8,109	(20)	8,348	Subtotal - Brazil	30,441	30,388	−
257	290	(11)	226	International	1,148	913	26
6,762	8,399	(19)	8,574	Total	31,589	31,301	1

(4Q-2014 x 3Q-2014): Production taxes in Brazil decreased 20% mainly due to the 20% decrease in the reference price for domestic oil in Reais that reached an average of R$/bbl 165.40 (US$/bbl 65.30) in the 4Q-2014 compared to R$/bbl 205.57 (US$/bbl 90.44) in the 3Q-2014, despite the higher production in the period.

(2014 x 2013): Production taxes in Reais in Brazil remained relatively flat in the period, due mainly to the 2% decrease in the reference price for domestic oil, that reached an average of R$/bbl 203.41 (US$/bbl 87.14) in Jan-Dec/2014 compared to R$/bbl 208.40 (US$/bbl 96.59) in Jan-Dec/2013, which offset the production increase in the period.

7.    Impact of Cash Flow Hedge on Exports

R$ million
					Jan-Dec
4Q-2014	3Q-2014	4Q14 X 3Q14 (%)	4Q-2013		2014	2013	2014 x 2013 (%)

(10,166)	(11,813)	14	(6,027)	Total inflation indexation and foreign exchange variation	(13,257)	(17,009)	22
10,185	12,231	(17)	4,578	Foreign Exchange Variation recognized in Shareholders' Equity	15,641	13,384	17
(611)	(282)	(117)	(321)	Reclassification from Shareholders’ Equity to the Statement of Income	(1,663)	(693)	−
(592)	136	(535)	(1,770)	Net Inflation indexation and foreign exchange variation	721	(4,318)	117

APPENDIX

8.    Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange rate variation, for which the main exposure is to the Real relative to the U.S. dollar and the U.S. dollar relative to the Euro. Beginning in mid-May 2013, the Company extended the use of the hedge accounting practice to hedge highly probable future exports.

The Company designates hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated exports and to properly recognize that hedge in its financial statements. Approximately 70% of the total net debt exposed to changes in foreign exchange rate was designated as hedging instruments to hedge a seven-year period of highly probable future exports.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt denominated in U.S. dollars will only affect the Company’s statement of income when the future exports affect its statement of income. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of controlling companies outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On December 31, 2014, the Company had a net liability position regarding foreign exchange exposure. Therefore, the appreciation of the Real relative to other currencies results in a foreign exchange variation income, while the depreciation of the Real results in a foreign exchange variation expense.

ITEMS	R$ million

	12.31.2014	12.31.2013

Assets	30,600	16,853
Liabilities	(222,279)	(150,581)
Hedge Accounting	135,088	95,443
Total	(56,591)	(38,285)

BY CURRENCY	R$ million

	12.31.2014	12.31.2013

Real/ U.S. Dollars	(20,844)	(17,329)
Real/ Yen	−	1
Real/ Euro	(6,860)	(6,741)
Real/ Pound Sterling	(1,919)	(1,772)
U.S. Dollars/ Yen	(1,728)	(1,973)
U.S. Dollars/ Euro	(18,562)	(7,324)
U.S. Dollars/ Pound Sterling	(5,376)	(2,296)
Peso/ U.S. Dollars	(1,302)	(851)
Total	(56,591)	(38,285)

The main foreign exchange variation exposures from 2013 to 2014 were: Real x U.S. dollars – 13.39% depreciation of the Real; U.S. dollars x Euro – 11.79% appreciation of U.S. dollars; U.S. dollars x Yen – 13.87% appreciation of U.S. dollars; U.S. dollars x Pound Sterling – 5.71% appreciation of U.S. dollars.

ADDITIONAL INFORMATION

THIRD QUARTER RESULT

Reconciliation of the net income reported on 01.28.2015 with the net income reviewed by independent auditors.

R$ million
2014

Net income reported on 01.28.2015	13,464
Write-off - overpayments incorrectly capitalized	(6,194)
Additional allowance for impairment of trade receivables from the electricity sector	(1,602)
Others	(630)
Net income (reviewed by independent auditors)	5,038
Attributable to:
Shareholders of Petrobras	5,013
Non-controlling shareholders	25
5,038

The adjustments include:

•         Write-offs of overpayments incorrectly capitalized (R$ 6,194 million);

•         Recognition of an additional allowance for impairment of trade receivables from the electricity sector of R$ 2,427 million (R$ 1,602 million after taxes) to cover unsecured receivables from certain electricity companies;

•         Lower profit sharing expense, due to changes in the net income previously reported, mainly attributable to the allowance for impairment of trade receivables from the electricity sector; and

•         Change on income tax expenses, mainly due to an allowance for impairment of trade receivables from the electricity sector.

In addition, R$ 1,112 million were reclassified from other expenses, net to cost of sales, with respect to inventory write-downs to net realizable value (market value).

ADDITIONAL INFORMATION

FINANCIAL STATEMENTS

Income Statement - Consolidated 28 29

R$ million
				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

88,377	82,298	77,700	Sales revenues	252,220	223,862
(67,936)	(63,480)	(61,482)	Cost of sales	(193,798)	(170,550)
20,441	18,818	16,218	Gross profit	58,422	53,312
(6,733)	(2,772)	(2,862)	Selling expenses	(12,230)	(7,709)
(2,707)	(2,580)	(2,803)	General and administrative expenses	(7,847)	(7,863)
(2,314)	(1,803)	(2,214)	Exploration costs	(5,642)	(4,702)
(665)	(601)	(590)	Research and development expenses	(1,858)	(1,858)
(552)	(313)	(219)	Other taxes	(1,192)	(691)
(6,194)	−	−	Write-off - overpayments incorrectly capitalized	(6,194)	−
(6,197)	(1,901)	(1,807)	Other income and expenses, net	(11,955)	(3,162)
(25,362)	(9,970)	(10,495)		(46,918)	(25,985)
(4,921)	8,848	5,723	Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	11,504	27,327
1,174	758	1,205	Finance income	2,974	3,086
(2,282)	(2,243)	(1,240)	Finance expenses	(6,373)	(3,719)
136	545	(985)	Foreign exchange and inflation indexation charges	1,313	(2,548)
(972)	(940)	(1,020)	Net finance income (expense)	(2,086)	(3,181)
198	271	493	Share of earnings in equity-accounted investments	991	1,039
(127)	(312)	(229)	Profit-sharing	(775)	(877)
(5,822)	7,867	4,967	Net income (loss) before income taxes	9,634	24,308
(117)	(2,676)	(1,425)	Income taxes	(4,596)	(7,252)
(5,939)	5,191	3,542	Net income (loss)	5,038	17,056
			Net income (loss) attributable to:
(5,339)	4,959	3,395	Shareholders of Petrobras	5,013	17,289
(600)	232	147	Non-controlling interests	25	(233)
(5,939)	5,191	3,542		5,038	17,056

28 Beginning in the 1Q-2014, a line item for profit sharing benefits has been included, as previously disclosed in the Company’s annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

29 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

ADDITIONAL INFORMATION

Statement of Financial Position – Consolidated

ASSETS	R$ million

	09.30.2014	12.31.2013

Current assets	142,950	123,351
Cash and cash equivalents	49,624	37,172
Marketable securities	20,674	9,101
Trade and other receivables, net	21,549	22,652
Inventories	32,437	33,324
Recoverable taxes	8,603	11,646
Assets classified as held for sale	5,052	5,638
Other current assets	5,011	3,818

Non-current assets	672,791	629,616
Long-term receivables	47,875	44,000
Trade and other receivables, net	12,708	10,616
Marketable securities	294	307
Judicial deposits	6,740	5,866
Deferred taxes	2,431	2,647
Other tax assets	11,231	12,603
Advances to suppliers	7,245	7,566
Other non-current assets	7,226	4,395
Investments	15,537	15,615
Property, plant and equipment	591,606	533,880
Intangible assets	17,773	36,121
Total assets	815,741	752,967

LIABILITIES	R$ million

	09.30.2014	12.31.2013

Current liabilities	84,708	82,525
Trade payables	27,658	27,922
Current debt	28,243	18,782
Taxes payable	12,973	11,597
Dividends payable	−	9,301
Employee compensation (payroll, profit-sharing and related charges)	7,931	4,806
Pension and medical benefits	2,198	1,912
Liabilities associated with assets classified as held for sale	591	2,514
Other current liabilities	5,114	5,691
Non-current liabilities	388,637	321,108
Non-current debt	303,461	249,038
Deferred taxes	21,923	23,206
Pension and medical benefits	40,986	27,541
Provision for decommissioning costs	15,996	16,709
Provisions for legal proceedings	3,978	2,918
Other non-current liabilities	2,293	1,696
Shareholders' equity	342,396	349,334
Share capital	205,432	205,411
Profit reserves and others	135,893	142,529
Non-controlling interests	1,071	1,394
Total liabilities and shareholders' equity	815,741	752,967

ADDITIONAL INFORMATION

Statement of Cash Flows Data – Consolidated

R$ million

				Jan-Sep
3Q-2014	2Q-2014	3Q-2013		2014	2013

(5,339)	4,959	3,395	Net income (loss) attributable to the shareholders of Petrobras	5,013	17,289
28,892	9,340	10,963	(+) Adjustments for:	42,254	28,145
7,036	7,710	7,597	Depreciation, depletion and amortization	21,869	20,963
2,611	1,479	2,027	Foreign exchange and inflation indexation and finance charges	5,507	4,391
(600)	232	147	Non-controlling interests	25	(233)
(198)	(271)	(493)	Share of earnings in equity-accounted investments	(991)	(1,039)
6,194	−	−	Write-off - overpayments incorrectly capitalized	6,194	−
3,954	177	49	Allowance for impairment of trade receivables	4,163	47
4,081	271	(343)	(Gains) / losses on disposal / write-offs of non-current assets	3,768	(1,743)
(108)	1,614	461	Deferred income taxes, net	2,188	3,666
1,710	1,495	1,684	Exploration expenditures writen-off	4,262	2,915
931	197	366	Impairment of property, plant and equipment and other assets	1,404	837
909	1,211	1,360	Pension and medical benefits (actuarial expense)	3,161	4,135
4,949	(2,290)	(3,164)	Inventories	189	(4,801)
(1,415)	(641)	(188)	Trade and other receivables, net	(4,605)	590
(1,307)	644	849	Trade payables	(1,150)	774
(415)	(566)	(347)	Pension and medical benefits	(1,316)	(1,134)
1,718	(732)	(401)	Taxes payable	(288)	(2,895)
(1,158)	(1,190)	1,359	Other assets and liabilities	(2,126)	1,672
23,553	14,299	14,358	(=) Net cash provided by (used in) operating activities	47,267	45,434
(31,111)	(16,924)	(19,590)	(-) Net cash provided by (used in) investing activities	(68,228)	(58,254)
(20,129)	(19,141)	(24,348)	Capital expenditures and investments in operating segments	(59,606)	(65,929)
302	185	1,194	Proceeds from disposal of assets (divestment)	1,356	4,386
(11,284)	2,032	3,564	Investments in marketable securities	(9,978)	3,289
(7,558)	(2,625)	(5,232)	(=) Net cash flow	(20,961)	(12,820)
(5,073)	(6,327)	(6,696)	(-) Net cash provided by (used in) financing activities	32,492	22,649
5,022	10,119	9,692	Proceeds from long-term financing	69,048	70,841
(6,226)	(4,933)	(9,474)	Repayment of principal	(17,294)	(33,288)
(3,794)	(2,892)	(4,009)	Repayment of interest	(10,457)	(8,930)
(18)	(8,731)	(2,904)	Dividends paid to shareholders	(8,749)	(5,774)
(57)	110	(1)	Acquisition of non-controlling interest	(56)	(200)
4,115	(1,375)	28	Effect of exchange rate changes on cash and cash equivalents	921	1,893
(8,516)	(10,327)	(11,900)	(=) Net increase (decrease) in cash and cash equivalents in the period	12,452	11,722
58,140	68,467	51,250	Cash and cash equivalents at the beginning of period	37,172	27,628
49,624	58,140	39,350	Cash and cash equivalents at the end of period	49,624	39,350

ADDITIONAL INFORMATION

Consolidated debt

	R$ million

	09.30.2014	12.31.2013	Δ%

Current debt [30]	28,243	18,782	50
Non-current debt [31]	303,461	249,038	22
Total	331,704	267,820	24
Cash and cash equivalents	49,624	37,172	33
Government securities and time deposits (maturity of more than 3 months)	20,635	9,085	127
Adjusted cash and cash equivalents	70,259	46,257	52
Net debt [32]	261,445	221,563	18
Net debt/(net debt+shareholders' equity)	43%	39%	4
Total net liabilities [33]	745,482	706,710	5
Capital structure
(Net third parties capital / total net liabilities)	54%	51%	3
Net debt/Adjusted EBITDA ratio	5.02	3.52	43

	U.S.$ million

	09.30.2014	12.31.2013	Δ%

Current debt [30]	11,523	8,017	44
Non-current debt [31]	123,811	106,308	16
Total	135,334	114,325	18
Net debt [32]	106,669	94,579	13

	R$ million

	09.30.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	169,554	138,463	22
Fixed rate debt	161,947	129,148	25
Total	331,501	267,611	24

Reais	63,087	53,465	18
US Dollars	233,616	191,572	22
Euro	24,599	14,987	64
Other currencies	10,199	7,587	34
Total	331,501	267,611	24

2014	13,293	18,744	(29)
2015	19,390	17,017	14
2016	31,421	29,731	6
2017	29,792	20,331	47
2018	45,017	37,598	20
2019 and thereafter	192,588	144,190	34
Total	331,501	267,611	24

Consolidated net debt in Reais increased by 18% when compared to December 31, 2013 as a result of long-term financing and of the 4.6% impact from the depreciation of the Real against the U.S. dollar.

30 Includes Finance lease obligations (R$ 39 million on September 30, 2014 and R$ 38 million on December 31, 2013).

31 Includes Finance lease obligations (R$ 164 million on September 30, 2014 and R$ 171 million on December 31, 2013).

32 Net debt is not a measure defined in the International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

33 Total liabilities net of adjusted cash and cash equivalents.

ADDITIONAL INFORMATION

SEGMENT INFORMATION 34

Consolidated Income Statement by Segment – Jan-Sep/2014 35

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	118,625	198,227	30,491	436	72,806	25,175	−	(193,540)	252,220
Intersegments	117,882	69,212	2,706	380	2,013	1,347	−	(193,540)	−
Third parties	743	129,015	27,785	56	70,793	23,828	−	−	252,220
Cost of sales	(60,640)	(209,786)	(26,840)	(523)	(66,866)	(22,537)	−	193,394	(193,798)
Gross profit	57,985	(11,559)	3,651	(87)	5,940	2,638	−	(146)	58,422
Expenses	(11,868)	(13,617)	(5,754)	(118)	(4,741)	(1,550)	(9,661)	391	(46,918)
Selling, general and administrative expenses	(633)	(5,246)	(4,302)	(82)	(4,396)	(1,349)	(4,462)	393	(20,077)
Exploration costs	(5,377)	−	−	−	−	(265)	−	−	(5,642)
Research and development expenses	(946)	(315)	(144)	(22)	(2)	(3)	(426)	−	(1,858)
Other taxes	(76)	(162)	(195)	(1)	(21)	(176)	(561)	−	(1,192)
Write-off - overpayments incorrectly capitalized	(1,969)	(3,427)	(652)	−	(23)	(23)	(100)	−	(6,194)
Other income and expenses, net	(2,867)	(4,467)	(461)	(13)	(299)	266	(4,112)	(2)	(11,955)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	46,117	(25,176)	(2,103)	(205)	1,199	1,088	(9,661)	245	11,504
Net finance income (expense)	−	−	−	−	−	−	(2,086)	−	(2,086)
Share of earnings in equity-accounted investments	(6)	316	368	(96)	(1)	404	6	−	991
Profit-sharing	(269)	(215)	(37)	−	(45)	(16)	(193)	−	(775)
Net income (loss) before income taxes	45,842	(25,075)	(1,772)	(301)	1,153	1,476	(11,934)	245	9,634
Income taxes	(16,258)	7,468	506	70	(400)	(392)	4,494	(84)	(4,596)
Net income (loss)	29,584	(17,607)	(1,266)	(231)	753	1,084	(7,440)	161	5,038
Net income (loss) attributable to:
Shareholders of Petrobras	29,592	(17,594)	(1,293)	(231)	753	927	(7,302)	161	5,013
Non-controlling interests	(8)	(13)	27	−	−	157	(138)	−	25
	29,584	(17,607)	(1,266)	(231)	753	1,084	(7,440)	161	5,038

Consolidated Income Statement by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	107,450	176,309	23,160	655	63,245	25,926	−	(172,883)	223,862
Intersegments	105,746	59,214	1,920	549	1,618	3,836	−	(172,883)	−
Third parties	1,704	117,095	21,240	106	61,627	22,090	−	−	223,862
Cost of sales	(53,863)	(188,949)	(19,663)	(807)	(57,811)	(22,273)	−	172,816	(170,550)
Gross profit	53,587	(12,640)	3,497	(152)	5,434	3,653	−	(67)	53,312
Expenses	(7,017)	(5,989)	(1,821)	(119)	(3,178)	(26)	(8,102)	267	(25,985)
Selling, general and administrative expenses	(679)	(5,015)	(1,706)	(86)	(3,174)	(1,357)	(3,808)	253	(15,572)
Exploration costs	(4,440)	−	−	−	−	(262)	−	−	(4,702)
Research and development expenses	(925)	(344)	(88)	(42)	(2)	(5)	(452)	−	(1,858)
Other taxes	(71)	(112)	(129)	(2)	(23)	(216)	(138)	−	(691)
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Other income and expenses, net	(902)	(518)	102	11	21	1,814	(3,704)	14	(3,162)
Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	46,570	(18,629)	1,676	(271)	2,256	3,627	(8,102)	200	27,327
Net finance income (expense)	−	−	−	−	−	−	(3,181)	−	(3,181)
Share of earnings in equity-accounted investments	5	180	276	(39)	(1)	623	(5)	−	1,039
Profit-sharing	(311)	(229)	(39)	−	(53)	(22)	(223)	−	(877)
Net income (loss) before income taxes	46,264	(18,678)	1,913	(310)	2,202	4,228	(11,511)	200	24,308
Income taxes	(15,728)	6,412	(557)	92	(748)	(1,108)	4,454	(69)	(7,252)
Net income (loss)	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056
Net income (loss) attributable to:
Shareholders of Petrobras	30,480	(12,266)	1,262	(218)	1,454	3,008	(6,562)	131	17,289
Non-controlling interests	56	−	94	−	−	112	(495)	−	(233)
	30,536	(12,266)	1,356	(218)	1,454	3,120	(7,057)	131	17,056

34 Beginning in 2014, management of Liquigás (a subsidiary) was allocated to the RTM segment (previously Distribution). Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

35 Beginning in 2014, the amount of inventory write-downs to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

ADDITIONAL INFORMATION

Other Income and Expenses, Net by Segment – Jan-Sep/2014 36

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Gains / (losses) on disposal/write-offs of assets	(509)	(3,335)	207	(1)	28	440	(105)	−	(3,275)
Voluntary Separation Incentive Plan - PIDV	(995)	(494)	(151)	(11)	(159)	(24)	(621)	−	(2,455)
Unscheduled stoppages and pre-operating expenses	(1,534)	(45)	(164)	−	−	(35)	(29)	−	(1,807)
Pension and medical benefits - retirees	−	−	−	−	−	−	(1,509)	−	(1,509)
Institutional relations and cultural projects	(83)	(52)	(8)	−	(130)	(14)	(1,050)	−	(1,337)
Collective bargaining agreement	(397)	(226)	(44)	−	(58)	(11)	(254)	−	(990)
E&P areas returned and cancelled projects	(493)	−	−	−	−	−	−	−	(493)
Impairment (losses) / reversals	−	−	(306)	−	−	15	−	−	(291)
Health, safety and environment	(51)	(51)	(16)	−	−	(7)	(130)	−	(255)
(Losses)/gains on legal, administrative and arbitral proceedings	361	(138)	(24)	(1)	(91)	(32)	(250)	−	(175)
Governamental Grants	19	57	24	−	−	−	17	−	117
(Expenditures)/reimbursements from operations in E&P partnerships	542	−	−	−	−	−	−	−	542
Others	273	(183)	21	−	111	(66)	(181)	(2)	(27)
	(2,867)	(4,467)	(461)	(13)	(299)	266	(4,112)	(2)	(11,955)

 Other Income and Expenses, Net by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Gains / (losses) on disposal/write-offs of assets	113	(98)	(4)	−	40	1,697	(5)	−	1,743
Unscheduled stoppages and pre-operating expenses	(779)	(47)	(177)	−	−	(53)	(27)	−	(1,083)
Pension and medical benefits - retirees	−	−	−	−	−	−	(1,438)	−	(1,438)
Institutional relations and cultural projects	(199)	(58)	(9)	−	(66)	(20)	(840)	−	(1,192)
Collective bargaining agreement	(359)	(178)	(33)	−	(50)	(11)	(242)	−	(873)
Impairment (losses) / reversals	−	−	−	−	−	−	−	−	−
Health, safety and environment	(51)	(139)	(9)	−	−	(26)	(163)	−	(388)
(Losses)/gains on legal, administrative and arbitral proceedings	(68)	(103)	(9)	−	(64)	(26)	(859)	−	(1,129)
Governamental Grants	29	53	37	−	−	84	1	−	204
(Expenditures)/reimbursements from operations in E&P partnerships	404	−	−	−	−	(3)	−	−	401
Others	8	52	306	11	161	172	(131)	14	593
	(902)	(518)	102	11	21	1,814	(3,704)	14	(3,162)

Consolidated Assets by Segment – 09.30.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	390,313	222,435	67,868	2,748	22,921	40,918	83,465	(14,927)	815,741

Current assets	16,527	42,458	9,765	172	9,459	10,374	66,461	(12,266)	142,950
Non-current assets	373,786	179,977	58,103	2,576	13,462	30,544	17,004	(2,661)	672,791
Long-term receivables	17,047	9,821	3,843	7	6,910	4,418	8,321	(2,492)	47,875
Investments	376	5,365	1,418	2,030	38	5,983	327	−	15,537
Property, plant and equipment	342,508	164,465	51,986	539	5,834	18,804	7,639	(169)	591,606
Operating assets	248,832	95,648	41,072	492	4,459	10,907	5,709	(169)	406,950
Assets under construction	93,676	68,817	10,914	47	1,375	7,897	1,930	−	184,656
Intangible assets	13,855	326	856	−	680	1,339	717	−	17,773

 Consolidated Assets by Segment – 12.31.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Assets under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121

36 As from 2014, the amount of inventory write-down to net realizable value (market value) was reclassified from Other Income and Expenses to Cost of Sales. The amounts for 2013 were reclassified for comparison purposes.

ADDITIONAL INFORMATION

Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	29,584	(17,607)	(1,266)	(231)	753	1,084	(7,440)	161	5,038
Net finance income (expense)	−	−	−	−	−	−	2,086	−	2,086
Income taxes	16,258	(7,468)	(506)	(70)	400	392	(4,494)	84	4,596
Depreciation, depletion and amortization	12,786	4,821	1,507	21	297	1,814	623	−	21,869
EBITDA	58,628	(20,254)	(265)	(280)	1,450	3,290	(9,225)	245	33,589
Share of earnings in equity-accounted investments	6	(316)	(368)	96	1	(404)	(6)	−	(991)
Impairment losses / (reversals)	−	−	306	−	−	(15)	−	−	291
Write-off - overpayments incorrectly capitalized	1,969	3,427	652	−	23	23	100	−	6,194
Adjusted EBITDA	60,603	(17,143)	325	(184)	1,474	2,894	(9,131)	245	39,083

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Sep/2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	30,536	(12,266)	1,356	(218)	1,453	3,120	(7,057)	132	17,056
Net finance income (expense)	−	−	−	−	−	−	3,181	−	3,181
Income taxes	15,728	(6,412)	557	(92)	748	1,108	(4,454)	69	7,252
Depreciation, depletion and amortization	12,553	4,218	1,551	31	281	1,792	536	−	20,963
EBITDA	58,817	(14,460)	3,464	(279)	2,482	6,020	(7,794)	201	48,452
Share of earnings in equity-accounted investments	(5)	(180)	(276)	39	1	(623)	5	−	(1,039)
Impairment losses / (reversals)	−	−	−	−	−	−	−	−	−
Write-off - overpayments incorrectly capitalized	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	58,812	(14,640)	3,188	(240)	2,483	5,397	(7,789)	201	47,413

Consolidated Income Statement for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2014

Sales revenues	5,493	13,606	864	8,730	46	(3,564)	25,175
Intersegments	2,175	2,643	60	4	29	(3,564)	1,347
Third parties	3,318	10,963	804	8,726	17	−	23,828

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	1,240	(141)	154	261	(404)	(22)	1,088

Net income (loss) attributable to the shareholders of Petrobras	1,438	(67)	183	241	(846)	(22)	927

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income Statement - Jan-Sep 2013

Sales revenues	6,995	13,381	881	8,196	−	(3,527)	25,926
Intersegments	4,014	3,278	58	13	−	(3,527)	3,836
Third parties	2,981	10,103	823	8,183	−	−	22,090

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes	3,843	(54)	90	161	(405)	(8)	3,627

Net income (loss) attributable to the shareholders of Petrobras	3,443	(41)	66	148	(600)	(8)	3,008

 Consolidated Assets for International Segment

	R$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on September 30, 2014	31,513	5,606	1,152	2,431	6,167	(5,951)	40,918

Total assets on December 31, 2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

ADDITIONAL INFORMATION

Trade and other receivables - Electricity Sector (Isolated Power System)

	Consolidated
	09.30.2014			12.31.2013
	Not yet due	Overdue	Total	Not yet due	Overdue	Total
Clients
Eletrobras Group (Note 19.5)	1,066	5,211	6,277	1,553	2,779	4,332
Companhia de Gás do Amazonas (CIGÁS)	2,589	489	3,078	−	1,597	1,597
Others	122	836	958	101	617	718
	3,777	6,536	10,313	1,654	4,993	6,647
(-) Provision for impairment of trade receivables	(1,955)	(1,836)	(3,791)	−	(34)	(34)
Total	1,822	4,700	6,522	1,654	4,959	6,613
Related parties	1,063	4,438	5,501	1,553	2,763	4,316
Third parties	759	262	1,021	101	2,196	2,297

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.